DODGE & COX Stock Fund

www.dodgeandcox.com

For Fund literature, transactions and account information, please visit the Funds’ web site.

or write or call:

DODGE & COX FUNDS

c/o Boston Financial Data Services P.O. Box 8422

Boston, Massachusetts 02266-8422

(800) 621-3979

INVESTMENT MANAGER Dodge & Cox

555 California Street, 40th Floor

San Francisco, California 94104 (415) 981-1710

This report is submitted for the general information of the shareholders of the Fund. The report is not authorized for distribution to prospective investors in the Fund unless it is accompanied by a current prospectus.

This report reflects our views, opinions and portfolio holdings as of March 31, 2007, the end of the reporting period. Any such views are subject to change at any time based upon market or other conditions and Dodge & Cox disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dodge & Cox Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dodge & Cox Fund.

DODGE & COX 2007

First Quarter Report

March 31, 2007

Stock Fund ESTABLISHED 1965

(Closed to New Investors)

3/07 SFQR Printed on recycled paper

TO OUR SHAREHOLDERS

The Dodge & Cox Stock Fund had a total return of 1.7% for the first quarter of 2007, compared to 0.6% for the Standard & Poor’s 500 Index (S&P 500). For the twelve months ending March 31, 2007, the Fund returned 14.5%, compared to 11.8% for the S&P 500. Longer-term results are reported on the next page. At quarter end, the Fund had net assets of $68.5 billion with a cash position of 4.5%.

FIRST QUARTER PERFORMANCE REVIEW At Dodge & Cox, we focus our efforts on understanding the opportunities and risks facing each of the companies in the Fund over a three-to-five year investment horizon. While we have provided a discussion of first quarter performance below, we encourage shareholders to use a long-term investment horizon when assessing the Fund, just as we do when assessing its underlying investments. Key Contributors to Results The Fund’s Materials holdings (up 13% versus 9% for the S&P 500 sector), along with a higher relative weighting in this sector (5% versus 3% for the S&P 500 sector), contributed to relative performance. Specifically, Akzo Nobel was up 25% and Dow Chemical was up 16%. Positive returns from Consumer Discretionary holdings (up 2% versus down 1% for the S&P 500 sector) continued to aid relative results after strong performance in 2006. Sony (up 18%) and Federated Department Stores (up 18%) were notable contributorsthis quarter. Despite a flat aggregate return from the Fund’s Financial holdings, they outperformed the S&P 500 sector’s 3% decline (the weakest sector). The lower portfolio weighting (13% versus 22% for the S&P 500 sector) in Financials also aided comparative investment results. Equity Office Properties (up 15% to date of sale) and Loews (up 10%) were strong performers. Cardinal Health (up 13%), Hitachi (up 24%) and Union Pacific (up 11%) were additional notable individual contributors. Key Detractors from Results Energy holdings declined by 2% in the aggregate, compared to a return of 2% for the S&P 500’s sector. Baker Hughes (down 11%) and Royal Dutch Shell (down 5%) hindered performance.

Motorola (down 14%), and media companies Comcast (down 8%) and Time Warner (down 9%) had a negative impact on performance.

INVESTMENT STRATEGY Over the past six years, the change in valuations in the equity markets has been dramatic. One of the most significant changes has been the decline in valuation premiums of many companies with leading business franchises. Historically, it is not uncommon for investors to have paid above-average valuations for shares of companies with above-average profitability, or with high rates of growth in sales and earnings. During the market advance from 1997 to early 2001, valuations of many companies with strong franchises and attractive long-term business prospects reached very high levels (in many cases unprecedented compared to modernhistory). Since then there has been a major shift. Today, there are more companies with moderate valuations than there have been since the mid-1990’s. Many of these companies have leading market shares in their industries and, in our opinion, have solid fundamental outlooks. Changed investor expectations underlie this shift: rather than euphoric expectations that rapid sales growth and high profitability would be sustained indefinitely (particularly for many technology and health care companies), more moderate expectations are now the rule. As a result, many industry-leading companies have seen their stock valuations decline, while their underlying fundamentals have not. Put another way, it appears to us that the valuations of a number of these companies may be too low—one could think of the change as an over-correction of past excessive valuations. In response, we have added numerous companies to the Fund with durable business franchises and above-average growth prospects (in our view), purchased at valuations which appear to be attractive. In many cases, our positive outlook for these companies is further supported by: A wealth of intangible “intellectual capital” (Hewlett-Packard, Motorola and Schlumberger, to name a few) “Staying power” provided by a stable, installed customer base relying on the company’s product or service (Electronic Data Systems, Comcast and Vodafone). Superior, difficult-to-replicate logistics or distribution capabilities (Federal Express and Wal-Mart Stores) Research and development efforts that are likely to maintain barriers to entry and protect a dominant market position (General Electric and eBay) or provide the opportunity for a stream of new products (GlaxoSmithKline and Sony). As the examples above illustrate, we look for companies with competitive advantages and opportunities PAGE 1 DODGE & COX STOCK FUND to support or expand profitability. With more moderate stock valuations and the investment opportunities created as a result, the Fund's portfolio of companies has (in aggregate) the prospect of higher earnings growth than would have been the case several years ago.

OUTLOOK

As global equity markets gyrated throughout the quarter, we maintained our focus on the long-term fundamental outlook for the companies currently held in the Fund and those under consideration for investment. Although investors today appear concerned about the sustainability of corporate profitability, rising oil prices (once again) and the "subprime" mortgage sector, we expect global economic growth to continue over the long term. In our experience, the best opportunities are often created when investors lose sight of longer-term prospects and instead focus on near-term uncertainties. During periods of volatility, we are guided by our investment compass, which includes: 1) fundamental individual company analysis performed by our team of investment professionals; 2) a strict valuation discipline; 3) a long-term investment horizon; and 4) close attention given to the possible downside risk in a company's profits and cash flow.

In aggregate, the Fund's holdings appear to be trading at reasonable valuations relative to their earnings, cash flows and revenues. For example, the Fund's holdings are valued at 14.7 times their estimated earnings and 1.1 times their sales. While we believe these valuations are reasonable and we remain encouraged by the long-term prospects for the global economy, the market's volatility in February (for example, the S&P 500 was down 3.5% on February 27) serves as a reminder that equity prices can move up and down sharply without warning. Our investment compass gives us the fortitude to persist with our investment strategy and continue to focus on the long term in the face of short-term concerns.

Thank you for your continued confidence in our firm as a shareholder of the Dodge & Cox Stock Fund. As always, we welcome your comments and questions.

For the Board of Trustees,





John A. Gunn,
Chairman

Kenneth E. Olivier,
President

May 3, 2007

GROWTH OF $10,000 OVER 10 YEARS

FOR AN INVESTMENT MADE ON MARCH 31, 1997


$50,000
40,000
30,000
20,000
10,000
Dodge & Cox Stock Fund $37,581
S&P 500 $22,016
3/31/97
3/31/99
3/31/01
3/31/03
3/31/05
3/31/07

AVERAGE ANNUAL TOTAL RETURN

FOR PERIODS ENDED MARCH 31, 2007

	1 Year	5 Years	10 Years	20 Years
Dodge & Cox Stock Fund	14.52%	12.14%	14.15%	13.86%
S&P 500	11.84	6.26	8.20	10.76

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.

The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor's 500 (S&P 500) is a broad-based unmanaged measure of common stocks. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Standard & Poor's, Standard & Poor's 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

Dodge & Cox Stock Fund • Page 2

FUND INFORMATION

GENERAL INFORMATION

Net Asset Value Per Share

$154.30

Total Net Assets (billions)

$68.5

2006 Expense Ratio

0.52%

2006 Portfolio Turnover Rate

14%

30-Day SEC Yield(a)

1.21%

Fund Inception

1965

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 21 years.

PORTFOLIO CHARACTERISTICS

FUND

S&P 500

Number of Stocks

81

500

Median Market Capitalization

(billions)

$28

$13

Weighted Average Market

Capitalization (billions)

$76

$99

Price-to-Earnings Ratio(b)

14.7x

15.1x

Foreign Stocks(c)

18.1%

0.0%

TEN LARGEST HOLDINGS( d)

Hewlett-Packard Co.

3.5%

Comcast Corp., Class A

3.4

News Corp., Class A

3.1

Sony Corp. ADR (Japan)

2.9

Wal-Mart Stores, Inc.

2.9

Motorola, Inc.

2.7

Sanofi-Aventis ADR (France)

2.7

Pfizer, Inc.

2.6

Chevron Corp.

2 .6

Cardinal Health, Inc.

2 .6

March 31, 2007

ASSET ALLOCATION

Stocks: 95.5%

Cash Equivalents: 4.5%

SECTOR DIVERSIFICATION

FUND

S&P 500

Consumer Discretionary

22.2%

10.5%

Information Technology

15.1

14.8

Health Care

14.5

11.9

Financials

13.2

21.7

Energy

9.8

10.1

Industrials

7.7

10.9

Materials

5.4

3.1

Consumer Staples

4.5

9.6

Telecommunication Services

2.7

3.7

Utilities

0.4

3.7

(a) SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month. (b) Price-to-earnings (P/E) ratio is calculated using 12-month forward consensus earnings estimates.

(c) Foreign stocks are U.S. dollar-denominated.

(d) The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

PAGE 3 DODGE & COX STOCK FUND

PORTFOLIO OF INVESTMENTS (unaudited) March 31, 2007

COMMON STOCKS: 95.5%

	SHARES	VALUE
CONSUMER DISCRETIONARY: 22.2%		
AUTOMOBILES & COMPONENTS: 0.5%		
Honda Motor Co., Ltd. ADR[b] (Japan)	9,051,800	$ 315,636,266
CONSUMER DURABLES & APPAREL: 6.5%		
Koninklijke Philips Electronics NV[b] (Netherlands)	8,601,400	327,713,340
Matsushita Electric Industrial Co., Ltd. ADR[b] (Japan)	80,675,800	1,621,583,580
Nike, Inc., Class B	3,625,600	385,256,256
Sony Corp. ADR[b] (Japan)	39,423,700	1,990,502,613
Thomson ADR[b] (France)	6,586,900	127,061,301
		4,452,117,090
CONSUMER SERVICES: 2.4%		
McDonald's Corp.	36,739,700	1,655,123,485
MEDIA: 10.5%		
Comcast Corp., Class A[a]	90,636,086	2,352,006,432
EchoStar Communications Corp.[a]	8,241,170	357,914,013
Interpublic Group of Companies, Inc.[a],[c]	27,502,900	338,560,699
Liberty Capital, Series A[a]	2,396,880	265,070,959
News Corp., Class A	91,309,338	2,111,071,895
Time Warner, Inc.	88,639,500	1,747,970,940
		7,172,594,938
RETAILING: 2.3%		
Federated Department Stores, Inc.	11,121,406	501,019,340
Gap, Inc.	26,757,800	460,501,738
Genuine Parts Co.[c]	8,933,400	437,736,600
Liberty Interactive, Series A[a]	8,855,900	210,947,538
		1,610,205,216
		15,205,676,995
CONSUMER STAPLES: 4.5%		
FOOD & STAPLES RETAILING: 2.9%		
Wal-Mart Stores, Inc.	42,304,500	1,986,196,275
FOOD, BEVERAGE & TOBACCO: 1.0%		
Unilever NV[b] (Netherlands)	24,515,600	716,345,832
HOUSEHOLD & PERSONAL PRODUCTS: 0.6%		
Avon Products, Inc.	10,468,100	390,041,406
		3,092,583,513
ENERGY: 9.8%		
Baker Hughes, Inc.	16,005,200	1,058,423,876
Chevron Corp.	24,200,671	1,789,881,627
ConocoPhillips	11,737,900	802,285,465
Exxon Mobil Corp.	9,205,000	694,517,250
Occidental Petroleum Corp.	15,579,600	768,230,076
Royal Dutch Shell PLC ADR[b] (United Kingdom)	10,407,864	693,267,821
Schlumberger, Ltd.	10,229,964	706,890,512
Spectra Energy Corp.	7,042,900	185,016,983
		6,698,513,610

	SHARES	VALUE
FINANCIALS: 13.2%		
BANKS: 3.1%		
Wachovia Corp.	31,100,014	$ 1,712,055,771
Wells Fargo & Co.	12,063,700	415,353,191
		2,127,408,962
DIVERSIFIED FINANCIALS: 3.9%		
Capital One Financial Corp.	14,385,678	1,085,543,262
Citigroup, Inc.	23,578,300	1,210,509,922
SLM Corp.	8,200,000	335,380,000
		2,631,433,184
INSURANCE: 6.2%		
Aegon NV[b] (Netherlands)	35,597,301	709,810,182
Chubb Corp.	11,448,700	591,554,329
Genworth Financial, Inc., Class A	8,845,000	309,044,300
Loews Corp.	15,438,500	701,371,055
MBIA, Inc.	2,993,676	196,055,841
Safeco Corp.	4,693,269	311,773,860
The Travelers Companies, Inc.	22,748,850	1,177,707,964
Unum Group	11,722,600	269,971,478
		4,267,289,009
		9,026,131,155
HEALTH CARE: 14.5%		
HEALTH CARE EQUIPMENT & SERVICES: 4.8%		
Becton, Dickinson & Co.	4,211,650	323,833,769
Cardinal Health, Inc.[c]	24,267,250	1,770,295,887
Health Management Associates, Inc.[c]	15,305,500	166,370,785
WellPoint, Inc.[a]	12,782,800	1,036,685,080
		3,297,185,521
PHARMACEUTICALS & BIOTECHNOLOGY: 9.7%		
Bristol-Myers Squibb Co.	21,148,850	587,092,076
GlaxoSmithKline PLC ADR[b] (United Kingdom)	24,666,900	1,363,092,894
Pfizer, Inc.	71,020,145	1,793,968,863
Sanofi-Aventis ADR[b] (France)	41,811,300	1,819,209,663
Thermo Fisher Scientific, Inc.[a]	9,113,700	426,065,475
Wyeth	12,141,800	607,454,254
		6,596,883,225
		9,894,068,746
INDUSTRIALS: 7.7%		
CAPITAL GOODS: 3.0%		
General Electric Co.	20,515,400	725,424,544
Masco Corp.	12,911,400	353,772,360
Tyco International, Ltd.	31,070,300	980,267,965
		2,059,464,869
COMMERCIAL SERVICES & SUPPLIES: 0.6%		
Pitney Bowes, Inc.	9,414,450	427,321,886

DODGE & COX STOCK FUND • PAGE 4

PORTFOLIO OF INVESTMENTS (unaudited) March 31, 2007

COMMON STOCKS (continued)

	SHARES	VALUE
TRANSPORTATION: 4.1%		
FedEx Corp.	11,758,300	$ 1,263,194,169
Union Pacific Corp.[c]	15,123,350	1,535,776,192
		2,798,970,361
		5,285,757,116
INFORMATION TECHNOLOGY: 15.1%		
SOFTWARE & SERVICES: 4.0%		
BMC Software, Inc.[a],[c]	10,878,300	334,942,857
Computer Sciences Corp.[a],[c]	12,861,300	670,459,569
Compuware Corp.[a],[c]	19,318,600	183,333,514
EBay, Inc.[a]	17,752,400	588,492,060
Electronic Data Systems Corp.[c]	34,718,000	960,994,240
		2,738,222,240
TECHNOLOGY, HARDWARE & EQUIPMENT: 11.1%		
Avaya, Inc.[a],[c]	30,384,324	358,838,866
Dell, Inc.[a]	28,743,633	667,139,722
Hewlett-Packard Co.	59,794,634	2,400,156,609
Hitachi, Ltd. ADR[b] (Japan)	10,341,300	798,451,773
Kyocera Corp. ADR[b] (Japan)	61,400	5,780,810
Motorola, Inc.	105,249,800	1,859,763,966
NCR Corp.[a]	6,059,300	289,452,761
Sun Microsystems, Inc.[a]	53,591,100	322,082,511
Xerox Corp.[a],[c]	54,050,100	912,906,189
		7,614,573,207
		10,352,795,447
MATERIALS: 5.4%		
Akzo Nobel NV ADR[b] (Netherlands)	9,667,573	733,962,142
Alcoa, Inc.	8,361,583	283,457,664
Cemex SAB de CV ADR[b] (Mexico)	8,937,400	292,699,850
Dow Chemical Co.	33,093,880	1,517,685,337
International Paper Co.	7,674,600	279,355,440
Nova Chemicals Corp.[b],[c] (Canada)	4,741,370	146,792,815
Rohm and Haas Co.	9,163,700	473,946,564
		3,727,899,812
TELECOMMUNICATION SERVICES: 2.7%		
Sprint Nextel Corp.	59,057,900	1,119,737,784
Vodafone Group PLC ADR[b] (United Kingdom)	25,802,837	693,064,202
		1,812,801,986
UTILITIES: 0.4%		
FirstEnergy Corp.	4,475,600	296,463,744
		296,463,744
TOTAL COMMON STOCKS (Cost $47,307,517,597)		**65,392,692,124**

SHORT-TERM INVESTMENTS: 4.3%

	PAR VALUE	VALUE
SSgA Prime Money Market Fund	$ 67,883,483	$ 67,883,483
State Street Repurchase Agreement 4.95%, 4/2/07, maturity value $1,726,344,824 (collateralized by U.S. Treasury Securities, value $1,760,150,530, 0% - 8.875%, 8/23/07 - 2/15/25)	1,725,633,000	1,725,633,000
U.S. Treasury Bills		
4/5/07	325,000,000	324,823,736
4/12/07	200,000,000	199,690,778
4/19/07	400,000,000	398,982,500
4/26/07	200,000,000	199,316,666
5/3/07	75,000,000	74,673,333
TOTAL SHORT-TERM INVESTMENTS (Cost $2,991,003,496)		**2,991,003,496**
TOTAL INVESTMENTS (Cost $50,298,521,093)	99.8%	**68,383,695,620**
OTHER ASSETS LESS LIABILITIES	0.2%	105,146,426
TOTAL NET ASSETS	**100.0%**	**$68,488,842,046**

[a] Non-income producing

[b] Security issued by a foreign entity, denominated in U.S. dollars

[c] See Notes to Portfolio of Investments regarding holdings of 5% voting securities

ADR: American Depository Receipt

PAGE 5 • DODGE & COX STOCK FUND

NOTES TO PORTFOLIO OF INVESTMENTS (unaudited)

Security valuation. The Fund's net assets are valued as of the close of trading on the New York Stock Exchange (NYSE), generally 4:00 p.m. Eastern Time, each day that the NYSE is open for business. Stocks are valued at the official quoted close price or the last sale of the day at the close of the NYSE or, if not available, at the mean between the exchange-listed bid and ask prices for the day. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for such security. Security values are not discounted based on the size of the Fund's position. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or at the direction of the Board of Trustees. Short-term securities are valued at amortized cost which approximates current value. All securities held by the Fund are denominated in U.S. dollars.

Security transactions. Security transactions are recorded on the trade date.

Income tax matters. At March 31, 2007, the cost of investments for federal income tax purposes was equal to the cost for financial reporting purposes. Net unrealized appreciation aggregated $18,085,174,527, of which $18,271,556,338 represented appreciated securities and $186,381,811 represented depreciated securities.

Holdings of 5% voting securities. Each of the companies listed below is considered to be an affiliate of the Fund because the Fund owned 5% or more of the company's voting securities during the three-month period ended March 31, 2007. Transactions during the period in securities of affiliated companies were as follows:

	Shares at Beginning of Period	Additions	Reductions	Shares at End of Period	Dividend Income[(a)]	Value at End of Period
American Power Conversion Corp.	13,409,652	—	(13,409,652)	—	$ —	$ — [(c)]
Avaya, Inc.	31,094,924	4,200	(714,800)	30,384,324	— [(b)]	358,838,866
BMC Software, Inc.	10,876,500	1,800	—	10,878,300	— [(b)]	334,942,857
Cardinal Health, Inc.	24,264,150	3,100	—	24,267,250	2,184,053	1,770,295,887
Computer Sciences Corp.	12,858,900	2,400	—	12,861,300	— [(b)]	670,459,569
Compuware Corp.	19,312,600	6,000	—	19,318,600	— [(b)]	183,333,514
Electronic Data Systems Corp.	34,711,300	6,700	—	34,718,000	1,735,565	960,994,240
Genuine Parts Co.	8,931,300	2,100	—	8,933,400	3,260,691	437,736,600
Health Management Associates, Inc.	15,303,200	2,300	—	15,305,500	153,055,000	166,370,785
Interpublic Group of Companies, Inc.	27,499,200	3,700	—	27,502,900	— [(b)]	338,560,699
Nova Chemicals Corp. (Canada)	4,740,470	900	—	4,741,370	340,666	146,792,815
Union Pacific Corp.	15,120,650	2,700	—	15,123,350	5,292,228	1,535,776,192
Xerox Corp.	63,334,900	8,100	(9,292,900)	54,050,100	— [(b)]	912,906,189
					$165,868,203	$7,817,008,213

(a) Net of foreign taxes, if any
(b) Non-income producing
(c) Company was not an affiliate at the end of the period.

Other. For more information regarding the Fund and its holdings, please see the Fund's most recent prospectus and annual report.

DODGE & COX STOCK FUND • PAGE 6

OFFICERS AND TRUSTEES

John A. Gunn, Chairman & Trustee

Chairman & Chief Executive Officer, Dodge & Cox

Kenneth E. Olivier, President & Trustee

President, Dodge & Cox

Dana M. Emery, Vice President & Trustee

Executive Vice President, Dodge & Cox

William F. Ausfahl, Trustee

Former Chief Financial Officer and member of Board of Directors, The Clorox Company

L. Dale Crandall, Trustee

Former President, Kaiser Foundation Health Plan and Hospitals

Thomas A. Larsen, Trustee

Director, Howard, Rice, Nemerovski, Canady, Falk & Rabkin

John B. Taylor, Trustee

Professor of Economics, Stanford University; Senior Fellow, Hoover Institute and former Under Secretary for International Affairs, United States Treasury

Will C. Wood, Trustee

Principal, Kentwood Associates, Financial Advisers

Katherine Herrick Drake, Vice President

Vice President, Dodge & Cox

Diana S. Strandberg, Vice President

Vice President, Dodge & Cox

John M. Loll, Assistant Treasurer & Assistant Secretary

Vice President & Treasurer, Dodge & Cox

David H. Longhurst, Treasurer

Assistant Treasurer, Dodge & Cox

Thomas M. Mistele, Secretary

Chief Operating Officer, Secretary & General Counsel, Dodge & Cox

Marcia P. Venegas, Chief Compliance Officer

Chief Compliance Officer, Dodge & Cox

PAGE 7 DODGE & COX STOCK FUND

DODGE & COX

International Stock Fund

www.dodgeandcox.com

For Fund literature, transactions and account information, please visit the Funds’ web site. or write or call:

DODGE & COX FUNDS

c/o Boston Financial Data Services P.O. Box 8422 Boston, Massachusetts 02266-8422 (800) 621-3979

INVESTMENT MANAGER

Dodge & Cox

555 California Street, 40th Floor San Francisco, California 94104 (415) 981-1710

This report is submitted for the general information of the shareholders of the Fund. The report is not authorized for distribution to prospective investors in the Fund unless it is accompanied by a current prospectus.

This report reflects our views, opinions and portfolio holdings as of March 31, 2007, the end of the reporting period. Any such views are subject to change at any time based upon market or other conditions and Dodge & Cox disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dodge & Cox Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dodge & Cox Fund.

DODGE & COX

2007

First Quarter Report

March 31, 2007

International

Stock Fund

ESTABLISHED 2001

3/07 ISF QR Printed on recycled paper

TO OUR SHAREHOLDERS

The Dodge & Cox International Stock Fund had a total return of 5.0% for the first quarter of 2007, compared to a total return of 4.1% for the Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE). For the twelve months ending March 31, 2007, the Fund returned 22.3%, compared to 20.2% for the MSCI EAFE. Longer-term results are reported on the next page. At quarter end, the Fund had net assets of $38.5 billion with a cash position of 5.7%.

FIRST QUARTER PERFORMANCE REVIEW

Global equity markets were turbulent in the first quarter, as evidenced by the sharp drop in markets at the end of February and subsequent rebound in the following weeks. For the quarter, the Fund performed well both on an absolute basis and relative to the MSCI EAFE. U.S. dollar depreciation against developed and emerging market currencies increased U.S. dollar returns for the Fund and the MSCI EAFE by 1%.

Key Contributors to Results

The Fund’s holdings within the Information Technology sector helped performance, returning 10% compared to 0% for the MSCI EAFE Information Technology sector. Notable performers included Hitachi (up 25%), Seiko Epson (up 21%), LG.Philips (up 16%) and Nokia (up 12%).

The Fund’s Energy holdings returned 2%, compared to a decline of 1% for the MSCI EAFE Energy sector. Strong performers included Schlumberger (up 10%) and Norsk Hydro (up 7%).

The Fund’s investments in Europe, excluding the United Kingdom, returned 7%, compared to 4% for the corresponding MSCI EAFE region. Notable performers included Converium (up 30%), Akzo Nobel (up 24%), Volvo (up 22%) and Bayer (up 19%).

Key Detractors from Results

The Fund’s investments in its two Japanese banks hurt absolute and relative performance. Shinsei Bank and Mitsubishi UFJ were down 18% and 10%, respectively.

Other weak performers included KT Corp. (down 12%) and Honda Motor Co. (down 11%).

INVESTMENT STRATEGY

International equity returns over the past five years have been strong and are unlikely to be sustained at these levels. The Fund’s annualized return for the five-year period ended March 31, 2007 was 20.2%; the corresponding return for the MSCI EAFE was 15.8%. These returns are high when compared to the 30-year annualized return of 12.3% for the MSCI EAFE, which includes the robust performance of the past five years. However, the returns during each of these periods do not reflect day-to-day market volatility.

Over the past five years, two meaningful changes have occurred in international markets. First, earnings per share growth has been healthy across most sectors, averaging 23% per year for companies in the MSCI EAFE. This high growth rate in earnings per share has been the most significant driver of returns since 2002. In addition, U.S. dollar weakness over this period has boosted returns for a U.S. investor.

Second, there was a wide valuation gap between the least and most expensive companies in the market. Today, this gap has diminished substantially as the most expensive companies have become less expensive and the least expensive have seen their valuations rise. Changed investor expectations underlie this shift: investors were overly optimistic about the earnings prospects for companies in certain sectors (particularly in Information Technology and Health Care). Today, lower valuations reflect more moderate expectations. For example, in March 2002 the Information Technology sector traded at an average price-to-cash earnings ratio of 22. As of quarter end that ratio was 12.

Against this backdrop, we have been able to gradually increase the Fund’s weighting in Information Technology to 13%. We believe that many of the Fund’s 12 holdings have substantial competitive advantages due to a history of innovation, patents and technical expertise. Through their size and scale, some also have the opportunity to benefit directly from the increasing spread of technology to the developing world. One data point highlights this growth opportunity: in 2000, the developing world constituted 40% of global wireless subscribers; by 2006, this percentage had increased to almost 70%.

Three examples highlight this theme:

Infineon Technologies: Infineon is a German semiconductor company with a strong technology base that is shifting its focus from commodity products to niche, higher value-added applications. Infineon’s new CEO is focused on achieving sustainable profitability for the company, even if this requires shrinking the company.

Hitachi: Hitachi is a Japan-based, diversified conglomerate with businesses ranging from the

PAGE 1 DODGE & COX INTERNATIONAL STOCK FUND

production of hard-disk drives to the manufacturing of medical equipment. The common theme running throughout Hitachi's portfolio of businesses is proprietary technology: Hitachi is one of the world's leading recipients of U.S. patents. As Hitachi restructures and reorganizes, we believe the company will be better able to take advantage of its intellectual property.

- **Nokia:** Nokia, domiciled in Finland, is the leading global manufacturer of mobile phones with 30% market share. Nokia is even more dominant in the developing world with 40% market share in the major emerging markets. We believe Nokia's solid balance sheet and leadership position in wireless technology could benefit long-term stock performance.

OUTLOOK

We continue to caution investors to have more moderate expectations for future performance. The exceptional returns of the past five years have been driven by a strong expansion in corporate profitability around the world. In addition, the Fund benefited from a narrowing of valuation disparities.

We continue to focus on the long-term growth prospects of international companies with strong business franchises. We believe the Fund's holdings trade at reasonable valuations, with attractive investment opportunities still available to patient investors with a long-term outlook. As always, we encourage our shareholders to invest with a similar time horizon.

Thank you for your continued confidence in the Dodge & Cox International Stock Fund. As always, we welcome your comments and questions.

For the Board of Trustees,

John A. Gunn,
Chairman

Diana S. Strandberg,
Vice President

May 3, 2007

Risks of International Investing: Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund's prospectus.

GROWTH OF $10,000 SINCE INCEPTION

FOR AN INVESTMENT MADE ON APRIL 30, 2001



$30,000
20,000
10,000
5,000
Dodge & Cox International Stock Fund $25,080
MSCI EAFE $17,803
4/30/01
3/31/02
3/31/03
3/31/04
3/31/05
3/31/06
3/31/07

AVERAGE ANNUAL TOTAL RETURN

FOR PERIODS ENDING MARCH 31, 2007

	1 Year	3 Years	5 Years	Since Inception (5/1/01)
Dodge & Cox International Stock Fund	22.31%	24.50%	20.16%*	16.81%*
MSCI EAFE	20.21	19.83	15.78	10.24

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.

* Expense reimbursements were paid by Dodge & Cox from the Fund's inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund's returns prior to June 30, 2003 would have been lower.

The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is a widely recognized benchmark of the world's stock markets, excluding the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

Morgan Stanley®, Morgan Stanley Capital International, and EAFE® are trademarks of Morgan Stanley.

Dodge & Cox International Stock Fund • page 2

FUND INFORMATION March 31, 2007

GENERAL INFORMATION

Net Asset Value Per Share	$45.85
Total Net Assets (billions)	$38.5
2006 Expense Ratio	0.66%
2006 Portfolio Turnover Rate	9%
30-Day SEC Yield[a]	1.39%
Fund Inception Date	2001

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the International Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 17 years.

ASSET ALLOCATION


Stocks: 94.3%
Cash Equivalents: 5.7%

PORTFOLIO CHARACTERISTICS

PORTFOLIO CHARACTERISTICS	FUND	MSCI EAFE
Number of Stocks	**85**	1,157
Median Market Capitalization (billions)	**$16**	$6
Weighted Average Market Capitalization (billions)	**$59**	$57
Price-to-Earnings Ratio[b]	**13.5x**	14.1x
Countries Represented	**21**	21
Emerging Markets (Brazil, Israel, Mexico, South Africa, South Korea, Thailand, Turkey)	**15.5%**	0.0%

REGION DIVERSIFICATION

REGION DIVERSIFICATION	FUND	MSCI EAFE
Europe (excluding United Kingdom)	**33.6%**	45.5%
Japan	**20.0**	22.5
United Kingdom	**16.3**	23.2
Latin America	**7.4**	0.0
Pacific (excluding Japan)	**6.8**	8.8
United States	**5.4**	0.0
Africa	**2.7**	0.0
Canada	**1.3**	0.0
Middle East	**0.8**	0.0

TEN LARGEST HOLDINGS[c]

Sanofi-Aventis *(France)*	3.1%
Hitachi, Ltd. *(Japan)*	2.7
Nokia Oyj *(Finland)*	2.6
GlaxoSmithKline PLC ADR *(United Kingdom)*	2.6
Matsushita Electric Industrial Co., Ltd. *(Japan)*	2.5
HSBC Holdings PLC *(United Kingdom)*	2.5
Infineon Technologies AG *(Germany)*	2.3
Tesco PLC *(United Kingdom)*	2.1
News Corp., Class A *(United States)*	2.1
Credit Suisse Group *(Switzerland)*	2.1

SECTOR DIVERSIFICATION

SECTOR DIVERSIFICATION	FUND	MSCI EAFE
Financials	**21.1%**	29.5%
Consumer Discretionary	**14.3**	12.0
Information Technology	**13.4**	5.4
Materials	**10.8**	8.8
Energy	**9.4**	6.8
Industrials	**7.9**	11.6
Consumer Staples	**7.0**	8.2
Health Care	**6.5**	6.8
Telecommunication Services	**3.3**	5.3
Utilities	**0.6**	5.6

(a) SEC Yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
(b) Price-to-earnings (P/E) ratio is calculated using 12-month forward consensus earnings estimates.
(c) The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

PAGE 3 • DODGE & COX INTERNATIONAL STOCK FUND

PORTFOLIO OF INVESTMENTS (unaudited) March 31, 2007

COMMON STOCKS: 91.5%

	SHARES	VALUE
CONSUMER DISCRETIONARY: 14.3%		
AUTOMOBILES & COMPONENTS: 1.4%		
Honda Motor Co., Ltd. ADR[(b)] (Japan)	15,230,800	$ 531,097,996
CONSUMER DURABLES & APPAREL: 8.6%		
Consorcio Ara SAB de CV[(c)] (Mexico)	88,420,000	152,196,227
Corporacion Geo SAB de CV, Series B[(a),(c)] (Mexico)	42,105,400	244,166,118
Fujifilm Holdings Corp. (Japan)	4,500,000	184,063,137
Koninklijke Philips Electronics NV (Netherlands)	9,915,000	378,673,220
Matsushita Electric Industrial Co., Ltd. (Japan)	47,591,000	959,170,273
Sony Corp. (Japan)	14,737,600	749,136,321
Thomson[(c)] (France)	16,868,792	324,717,491
Yamaha Corp.[(c)] (Japan)	14,851,000	331,450,526
		3,323,573,313
MEDIA: 4.3%		
Grupo Televisa SA ADR[(b)] (Mexico)	17,978,492	535,759,062
Naspers, Ltd. (South Africa)	12,300,000	297,560,135
News Corp., Class A (United States)	35,559,992	822,147,015
		1,655,466,212
		5,510,137,521
CONSUMER STAPLES: 6.5%		
FOOD & STAPLES RETAILING: 2.1%		
Tesco PLC (United Kingdom)	94,264,379	824,075,266
FOOD, BEVERAGE & TOBACCO: 3.8%		
Anadolu Efes Biracilik ve Malt Sanayii AS (Turkey)	3,097,613	101,807,324
Cott Corp.[(a),(b),(c)] (Canada)	3,830,800	51,256,104
Fomento Economico Mexicano SAB de CV ADR[(b)] (Mexico)	2,714,058	299,604,862
Nestle SA (Switzerland)	1,506,000	586,523,886
Tiger Brands, Ltd. (South Africa)	7,552,043	184,259,647
Unilever NV[(b)] (Netherlands)	7,451,700	217,738,674
		1,441,190,497
HOUSEHOLD & PERSONAL PRODUCTS: 0.6%		
Aderans Co., Ltd.[(c)] (Japan)	3,505,100	85,069,467
Avon Products, Inc. (United States)	4,150,000	154,629,000
		239,698,467
		2,504,964,230
ENERGY: 7.6%		
Norsk Hydro ASA ADR[(b)] (Norway)	23,190,500	761,112,210
Royal Dutch Shell PLC ADR[(b)] (United Kingdom)	11,078,400	734,497,920
Schlumberger, Ltd. (United States)	9,533,000	658,730,300
Total SA (France)	10,822,000	758,247,071
		2,912,587,501
FINANCIALS: 20.6%		
BANKS: 14.3%		
DBS Group Holdings, Ltd. (Singapore)	29,042,000	409,648,881
Grupo Financiero Banorte SAB de CV (Mexico)	43,834,600	207,572,264

	SHARES	VALUE
HSBC Holdings PLC (United Kingdom)	53,989,200	$ 945,028,000
Kasikornbank PCL Foreign (Thailand)	81,554,600	156,074,213
Kasikornbank PCL NVDR (Thailand)	60,787,500	112,858,826
Kookmin Bank ADR[(b)] (South Korea)	5,928,100	534,418,215
Mitsubishi UFJ Financial Group (Japan)	11,800	133,180,584
Mitsubishi UFJ Financial Group ADR[(b)] (Japan)	67,666,500	761,924,790
Royal Bank of Scotland Group PLC (United Kingdom)	16,800,972	655,945,728
Shinsei Bank, Ltd.[(c)] (Japan)	74,153,000	355,536,702
Standard Bank Group, Ltd. (South Africa)	38,296,234	563,793,203
Standard Chartered PLC (United Kingdom)	23,455,000	675,722,447
		5,511,703,853
DIVERSIFIED FINANCIALS: 2.1%		
Credit Suisse Group (Switzerland)	11,135,000	799,055,261
INSURANCE: 4.2%		
Aegon NV (Netherlands)	18,373,868	366,207,415
Converium Holdings AG[(c)] (Switzerland)	8,918,646	156,332,272
Standard Life PLC (United Kingdom)	13,925,343	86,593,405
Swiss Life Holding (Switzerland)	1,242,104	311,765,395
Swiss Reinsurance Co. (Switzerland)	7,515,795	686,543,427
		1,607,441,914
		7,918,201,028
HEALTH CARE: 6.5%		
HEALTH CARE EQUIPMENT & SERVICES: 0.9%		
Mediceo Paltac Holdings Co., Ltd.[(c)] (Japan)	17,859,700	340,249,716
PHARMACEUTICALS & BIOTECHNOLOGY: 5.6%		
GlaxoSmithKline PLC ADR[(b)] (United Kingdom)	17,967,200	992,867,472
Sanofi-Aventis (France)	13,621,800	1,184,604,034
		2,177,471,506
		2,517,721,222
INDUSTRIALS: 7.9%		
CAPITAL GOODS: 3.5%		
Nexans SA[(c)] (France)	1,866,440	246,835,117
Toto, Ltd.[(c)] (Japan)	30,657,000	307,246,410
Volvo AB, Series B (Sweden)	8,411,600	708,314,831
Wienerberger AG (Austria)	1,206,362	75,338,503
		1,337,734,861
TRANSPORTATION: 4.4%		
Canadian Pacific Railway, Ltd.[(b)] (Canada)	2,644,870	149,302,911
Central Japan Railway Co. (Japan)	56,050	637,364,223
Nippon Yusen Kabushiki Kaisha (Japan)	51,950,000	416,605,142
TNT NV (Netherlands)	10,775,249	494,150,043
		1,697,422,319
		3,035,157,180

DODGE & COX INTERNATIONAL STOCK FUND • PAGE 4

PORTFOLIO OF INVESTMENTS (unaudited) March 31, 2007

COMMON STOCKS (continued)

	SHARES	VALUE
INFORMATION TECHNOLOGY: 13.4%		
SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT: 2.3%		
Infineon Technologies AG[a],[c] (Germany)	57,127,800	$ 889,060,149
TECHNOLOGY, HARDWARE & EQUIPMENT: 11.1%		
Brother Industries, Ltd.[c] (Japan)	17,244,000	233,549,084
Canon, Inc. (Japan)	2,222,000	119,358,961
Epcos AG[c] (Germany)	5,828,100	101,756,064
Hitachi, Ltd. (Japan)	133,818,000	1,037,929,837
Kyocera Corp. (Japan)	969,200	91,376,545
LG.Philips LCD Co., Ltd. ADR[a],[b] (South Korea)	23,795,800	415,950,584
Motorola, Inc. (United States)	25,000,000	441,750,000
Nokia Oyj (Finland)	43,512,500	1,001,514,019
Nortel Networks Corp.[a],[b] (Canada)	9,990,705	240,276,455
Oce NV[c] (Netherlands)	8,018,524	146,962,410
Seiko Epson Corp.[c] (Japan)	14,091,500	414,948,277
		4,245,372,236
		5,134,432,385
MATERIALS: 10.8%		
Akzo Nobel NV (Netherlands)	3,936,100	298,919,544
Arkema[a],[c] (France)	3,400,263	194,953,009
BASF AG (Germany)	5,910,400	665,425,010
Bayer AG (Germany)	9,077,000	580,084,452
BHP Billiton, Ltd. (Australia)	3,785,078	91,538,335
Cemex SAB de CV ADR[b] (Mexico)	9,947,000	325,764,250
Imperial Chemical Industries PLC (United Kingdom)	45,795,762	450,595,786
Lafarge SA (France)	3,521,025	553,562,154
Lanxess AG[a] (Germany)	4,092,359	210,798,963
Makhteshim-Agan Industries, Ltd.[c] (Israel)	29,459,809	184,779,177
Nova Chemicals Corp. (Canada)	1,587,900	49,088,048
Rinker Group, Ltd. (Australia)	31,118,565	454,463,521
Yara International ASA (Norway)	3,698,000	102,058,059
		4,162,030,308
TELECOMMUNICATION SERVICES: 3.3%		
Bezeq Israeli Telecommunication Corp., Ltd. (Israel)	89,200,000	137,725,830
KT Corp. ADR[b] (South Korea)	19,658,400	440,151,576
Vodafone Group PLC ADR[b] (United Kingdom)	25,416,562	682,688,855
		1,260,566,261
UTILITIES: 0.6%		
Centrica PLC (United Kingdom)	30,061,936	$ 228,643,193
		228,643,193
TOTAL COMMON STOCKS (Cost $27,994,747,734)		**35,184,440,829**

PREFERRED STOCKS: 2.8%

	SHARES	VALUE
CONSUMER STAPLES: 0.5%		
FOOD & STAPLES RETAILING: 0.5%		
Sadia SA ADR[b] (Brazil)	4,839,921	182,223,026
		182,223,026
ENERGY: 1.8%		
Petroleo Brasileiro SA ADR[b] (Brazil)	5,729,200	511,904,020
Ultrapar Participacoes SA ADR[b] (Brazil)	6,819,785	200,501,679
		712,405,699
FINANCIALS: 0.5%		
BANKS: 0.5%		
Uniao de Bancos Brasileiros SA GDR[b] (Brazil)	2,316,500	202,601,090
		202,601,090
TOTAL PREFERRED STOCKS (Cost $559,002,125)		**1,097,229,815**

SHORT-TERM INVESTMENTS: 5.6%

	PAR VALUE	VALUE
SSgA Prime Money Market Fund	$ 38,273,473	$ 38,273,473
State Street Repurchase Agreement 4.95%, 4/2/07, maturity value $1,125,872,231 (collateralized by U.S. Treasury Securities, value $1,147,922,600, 0%-11.25%, 6/21/07-5/15/15)	1,125,408,000	1,125,408,000
U.S. Treasury Bills		
4/5/07	100,000,000	99,943,611
4/12/07	250,000,000	249,612,097
4/19/07	250,000,000	249,358,750
4/26/07	250,000,000	249,129,687
5/3/07	150,000,000	149,346,667
TOTAL SHORT-TERM INVESTMENTS (Cost $2,161,072,285)		**2,161,072,285**
TOTAL INVESTMENTS (Cost $30,714,822,144)	99.9%	**38,442,742,929**
OTHER ASSETS LESS LIABILITIES	0.1%	18,576,388
TOTAL NET ASSETS	**100.0%**	**$38,461,319,317**

[a] Non-income producing

[b] Security issed by a foreign entity, denominated in U.S. dollars

[c] See Notes to Portfolio of Investments regarding holdings of 5% voting securities

ADR: American Depository Receipt
GDR: Global Depository Receipt
NVDR: Non Voting Depository Receipt

PAGE 5 • DODGE & COX INTERNATIONAL STOCK FUND

NOTES TO PORTFOLIO OF INVESTMENTS (unaudited)

Security valuation. The Fund’s net assets are valued as of the close of trading on the New York Stock Exchange (NYSE), generally 4:00 p.m. Eastern Time, each day that the NYSE is open for business. Listed securities are valued at the official quoted close price or the last sale on the date of determination on the principal exchange on which such securities are traded or, if not available, at the mean between the exchange listed bid and ask prices for the day. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for such security. Security values are not discounted based on the size of the Fund’s position. Short-term securities are valued at amortized cost which approximates current value.

Investments initially valued in currencies other than the U.S. dollar are converted to the U.S. dollar using prevailing exchange rates. As a result, the Fund’s net asset value (NAV) may be affected by changes in the value of currencies in relation to the U.S. dollar.

If market quotations are not readily available or if a security’s value has materially changed after the close of the security’s primary market but before the close of trading on the NYSE, the security is valued at fair value as determined in good faith by or at the direction of the Board of Trustees. The Fund may use fair value pricing in calculating its NAV when, for example, (i) the primary market for a security is closed or if trading of a security is suspended or limited, (ii) the Fund determines that the price provided by a pricing service is inaccurate or unreliable, or (iii) the Fund determines that a significant event affecting the value of a security has occurred before the close of the NYSE but after the close of the security’s primary market. An event is considered significant if there is both an affirmative expectation that the security’s value will materially change in response to the event and a reasonable basis for quantifying a resulting change in value. For securities that do not trade during NYSE hours, fair value determinations are based on analyses of market movements after the close of those securities’ primary markets, and include reviews of developments in foreign markets, the performance of U.S. securities markets, and the performance of instruments trading in U.S. markets that represent foreign securities and baskets of foreign securities. Pricing services are used to obtain closing market prices and to compute certain fair value adjustments utilizing computerized pricing models. When fair value pricing is employed, the prices of securities used by the Fund to calculate its net asset value may differ from quoted or published prices for the same securities. In addition, fair values may not reflect the price that the Fund could obtain for a security if it were to dispose of that security at the time of pricing.

Security transactions. Security transactions are recorded on the trade date.

Income tax matters. At March 31, 2007, the cost of investments for federal income tax purposes was equal to the cost for financial reporting purposes. Net unrealized appreciation aggregated $7,727,920,785, of which $7,972,012,650 represented appreciated securities and $244,091,865 represented depreciated securities.

DODGE & COX INTERNATIONAL STOCK FUND PAGE 6

NOTES TO PORTFOLIO OF INVESTMENTS (unaudited)

Holdings of 5% voting securities. Each of the companies listed below is considered to be an affiliate of the Fund because the Fund owned 5% or more of the company's voting securities during the three-month period ended March 31, 2007. Transactions during the period in securities of affiliated companies were as follows:

	Shares at Beginning of Period	Additions	Reductions	Shares at End of Period	Dividend Income [(a)]	Value at End of Period
Aderans Co., Ltd. (Japan)	3,005,100	500,000	—	3,505,100	$ 577,069	$ 85,069,467
Arkema (France)	3,400,263	—	—	3,400,263	— [(b)]	194,953,009
Brother Industries, Ltd. (Japan)	19,244,000	—	(2,000,000)	17,244,000	1,087,940	233,549,084
Consorcio Ara SAB de CV (Mexico)	22,105,000	66,315,000 [(c)]	—	88,420,000	—	152,196,227
Converium Holdings AG (Switzerland)	8,918,646	—	—	8,918,646	—	156,332,272
Corporacion Geo SAB de CV, Series B (Mexico)	42,105,400	—	—	42,105,400	— [(b)]	244,166,118
Cott Corp. (Canada)	3,830,800	—	—	3,830,800	— [(b)]	51,256,104
Epcos AG (Germany)	5,828,100	—	—	5,828,100	1,302,129	101,756,064
Infineon Technologies AG (Germany)	47,027,800	10,100,000	—	57,127,800	— [(b)]	889,060,149
Makhteshim-Agan Industries, Ltd. (Israel)	29,459,809	—	—	29,459,809	—	184,779,177
Mediceo Paltac Holdings Co., Ltd. (Japan)	13,559,700	4,300,000	—	17,859,700	1,056,361	340,249,716
Nexans SA (France)	1,866,440	—	—	1,866,440	—	246,835,117
Oce NV (Netherlands)	8,018,524	—	—	8,018,524	—	146,962,410
Seiko Epson Corp. (Japan)	13,406,900	684,600	—	14,091,500	1,778,092	414,948,277
Shinsei Bank, Ltd. (Japan)	74,153,000	—	—	74,153,000	970,764	355,536,702
Thomson (France)	15,784,838	1,083,954	—	16,868,792	—	324,717,491
Toto, Ltd. (Japan)	28,657,000	2,000,000	—	30,657,000	1,571,521	307,246,410
Yamaha Corp. (Japan)	14,851,000	—	—	14,851,000	1,171,205	331,450,526
					$9,515,081	$4,761,064,320

(a) Net of foreign taxes, if any
(b) Non-income producing
(c) Represents shares obtained in a 4 for 1 stock split on March 8, 2007

Other. For more information regarding the Fund and its holdings, please see the Fund's most recent prospectus and annual report.

PAGE 7 • DODGE & COX INTERNATIONAL STOCK FUND

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DODGE & COX INTERNATIONAL STOCK FUND PAGE 8

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DODGE & COX INTERNATIONAL STOCK FUND PAGE 10

OFFICERS AND TRUSTEES

John A. Gunn, Chairman & Trustee

Chairman & Chief Executive Officer, Dodge & Cox

Kenneth E. Olivier, President & Trustee

President, Dodge & Cox

Dana M. Emery, Vice President & Trustee

Executive Vice President, Dodge & Cox

William F. Ausfahl, Trustee

Former Chief Financial Officer and member of Board of Directors, The Clorox Company

L. Dale Crandall, Trustee

Former President, Kaiser Foundation Health Plan and Hospitals

Thomas A. Larsen, Trustee

Director, Howard, Rice, Nemerovski, Canady, Falk & Rabkin

John B. Taylor, Trustee

Professor of Economics, Stanford University; Senior Fellow, Hoover Institute and former Under Secretary for International Affairs, United States Treasury

Will C. Wood, Trustee

Principal, Kentwood Associates, Financial Advisers

Katherine Herrick Drake, Vice President

Vice President, Dodge & Cox

Diana S. Strandberg, Vice President

Vice President, Dodge & Cox

John M. Loll, Assistant Treasurer & Assistant Secretary

Vice President & Treasurer, Dodge & Cox

David H. Longhurst, Treasurer

Assistant Treasurer, Dodge & Cox

Thomas M. Mistele, Secretary

Chief Operating Officer, Secretary & General Counsel, Dodge & Cox

Marcia P. Venegas, Chief Compliance Officer

Chief Compliance Officer, Dodge & Cox

DODGE & COX

Balanced Fund

www.dodgeandcox.com

For Fund literature, transactions and account information, please visit the Funds’ web site. or write or call:

DODGE & COX FUNDS

c/o Boston Financial Data Services P.O. Box 8422 Boston, Massachusetts 02266-8422 (800) 621-3979

INVESTMENT MANAGER

Dodge & Cox

555 California Street, 40th Floor San Francisco, California 94104 (415) 981-1710

This report is submitted for the general information of the shareholders of the Fund. The report is not authorized for distribution to prospective investors in the Fund unless it is accompanied by a current prospectus.

This report reflects our views, opinions and portfolio holdings as of March 31, 2007, the end of the reporting period. Any such views are subject to change at any time based upon market or other conditions and Dodge & Cox disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dodge & Cox Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dodge & Cox Fund.

DODGE & COX

2007

First Quarter Report

March 31, 2007

Balanced Fund

ESTABLISHED 1931

(Closed to New Investors)

03/07 BF AR Printed on recycled paper

TO OUR SHAREHOLDERS

The Dodge & Cox Balanced Fund had a total return of 1.6% for the first quarter of 2006, compared to a total return of 1.0% for the Combined Index¹ benchmark. For the twelve months ending March 31, 2007, the Fund returned 11.7%, compared to 9.8% for the Combined Index. Longer-term results are reported on page three. At quarter end, the Fund’s net assets of $28.2 billion were invested 64.1% in stocks, 29.9% in fixed income securities and 6.0% in cash equivalents.

FIRST QUARTER PERFORMANCE REVIEW

At Dodge & Cox, we focus our efforts on understanding the opportunities and risks facing each of the companies in the Fund over a three-to-five year investment horizon. While we have provided a discussion of first quarter performance below, we encourage shareholders to use a long-term investment horizon when assessing the Fund, just as we do when assessing its underlying investments.

Equity Portfolio

In an extremely volatile quarter, the equity portion of the Fund outperformed the S&P 500’s return of 0.6%. The portfolio’s performance was driven by several key factors:

Strong returns from the portfolio’s holdings in the Materials sector, along with a higher relative weighting, contributed to relative performance. Positive returns from Consumer Discretionary holdings continued to aid relative results after strong performance in 2006. Despite a flat aggregate return from the portfolio’s Financial holdings, they outperformed the S&P 500 sector’s 3% decline. The lower portfolio weighting in Financials also aided comparative investment results. One sector of the portfolio that detracted from relative results was Energy, where portfolio holdings declined by nearly 2% in the aggregate, compared to a return of just over 2% for the S&P 500’s sector. In particular, Baker Hughes (down 11%) and Royal Dutch Shell (down 5%) hindered performance.

Selected individual holdings also detracted from returns during the quarter, including Motorola (down 14%), Comcast (down 8%) and Time Warner (down 9%).

Fixed Income Portfolio

The portfolio essentially matched the LBAG’s return of 1.5% for the quarter. In the absence of large price changes, the fixed income portfolio’s total return consisted primarily of the quarter’s earned income. The following factors affected the portfolio’s relative performance:

The portfolio’s shorter effective duration2 (3.8 years versus 4.5 years for the LBAG at the beginning of the quarter) detracted from relative returns as intermediate yields declined.

The portfolio’s specific MBS holdings outperformed comparable duration alternatives, adding to relative returns.

Issuer-specific corporate performance was not a major factor to overall performance; for example, the portfolio’s holdings of HCA, Liberty Media, Kaupthing Bank, Cox Communications and Comcast performed well, but were largely offset by poor performance from GMAC and Dow Chemical.

STRATEGY AND OUTLOOK

Equity Portfolio

Over the past six years, the change in valuations in the equity markets has been dramatic. One of the most significant changes has been the decline in valuation premiums of many companies with leading business franchises. Historically, it is not uncommon for investors to have paid above-average valuations for shares of companies with above-average profitability, or with high rates of growth in sales and earnings. During the market advance from 1997 to early 2001, valuations of many companies with strong franchises and attractive long-term business prospects reached very high levels (in many cases unprecedented compared to modern history). Since then there has been a major shift.

Today, many industry-leading companies have seen their valuations decline, while their underlying fundamentals have not. Put another way, it appears to us that the valuations of a number of these companies may be too low—one could think of the change as an over-correction of past excessive valuations. In response, we have added numerous companies to the Fund with durable

PAGE 1 DODGE & COX BALANCED FUND

business franchises and above-average growth prospects (in our view), purchased at valuations which appear to be attractive. In many cases, our positive outlook for these companies is further supported by:

A wealth of intangible “intellectual capital” (Hewlett-Packard, Motorola and Schlumberger, to name a few)

“Staying power” provided by a stable, installed customer base relying on the company’s product or service (Electronic Data Systems, Comcast and Vodafone).

Superior, difficult-to-replicate logistics or distribution capabilities (Federal Express and Wal-Mart Stores) Research and development efforts that are likely to maintain barriers to entry and protect a dominant market position (General Electric and eBay) or provide the opportunity for a stream of new products (GlaxoSmithKline and Sony).

As global equity markets gyrated throughout the quarter, we maintained our focus on the long-term fundamental outlook for the companies currently held in the portfolio and those under consideration for investment. Although investors today appear concerned about the sustainability of corporate profitability, rising oil prices (once again) and the “subprime” mortgage sector, we expect global economic growth to continue over the long term. In our experience, the best opportunities are often created when investors lose sight of longer-term prospects and instead focus on near-term uncertainties. During periods of volatility, we are guided by our investment compass, which includes: 1) fundamental individual company analysis performed by our team of investment professionals; 2) a strict valuation discipline; 3) a long-term investment horizon; and 4) close attention given to the possible downside risk in a company’s profits and cash flow.

In aggregate, the Fund’s holdings appear to be trading at reasonable valuations relative to their earnings, cash flows and revenues. For example, the Fund’s equity holdings are valued at 14.7 times their estimated earnings and 1.1 times their sales. While we believe these valuations are reasonable and we remain encouraged by the long-term prospects for the global economy, the market’s volatility in February (for example, the S&P 500 was down 3.5% on February 27) serves as a reminder that equity prices can move up and down without warning.

Our investment compass gives us the fortitude to persist with our investment strategy and continue to focus on the long term in the face of short-term concerns.

Fixed Income Portfolio

The portfolio has greater exposure to the Corporate and MBS sectors and a more defensive (i.e., less price exposure to changing interest rates) duration positioning than its LBAG benchmark. This positioning currently leads to a yield advantage for the portfolio relative to the LBAG. As we have discussed many times, a yield advantage can be a significant contributor to long-term relative performance. However, the transition from portfolio yield to the actual receipt of income is uncertain and can be disrupted by corporate bankruptcies, unfavorable mortgage prepayments and the like. Our primary focus as security analysts is to identify appropriate individual investments where we have, through our research, formed the opinion that the offered yield of the bond will produce the anticipated stream of income.

While the residential property market, and subprime mortgage market in particular, has weakened, the magnitude of the effect on intermediate-term economic growth is uncertain. Although the portfolio does not contain any direct investments in subprime MBS deals, among the tens of thousands of mortgage borrowers to whom the portfolio has exposure through its investments in Federal Agency-guaranteed MBS, there are assuredly some that would be considered “subprime.” The portfolio has been affected by the general (albeit limited) decline in valuations that has occurred over the past few months in MBS and Corporate securities, but the performance impact due to the specific problems of the subprime mortgage market has been minimal. Nevertheless, we are monitoring the situation closely both in terms of its potential effect on existing portfolio holdings and in terms of potential investment opportunities.

We continue to expect moderate growth in GDP over the intermediate term, supported by a healthy business sector, continued growth in consumer spending, a robust labor market and improved global economic activity. Core CPI has increased significantly over the past several years, and potential inflationary pressures lurk in the form of volatile energy prices, a pick-up in wage and

DODGE & COX BALANCED FUND PAGE 2

benefit costs given the tight labor market, a weakened U.S. dollar and relatively high capacity utilization rates.

Given our expectations for the economy and inflation, we believe that real yields are quite low and we expect nominal interest rates (especially those for longer-duration securities) to rise over our three-to-five year investment horizon. Therefore, we have continued to position the fixed income portfolio with a shorter relative duration positioning (3.8 years versus 4.5 years for the LBAG as of quarter end). As always, we continue our efforts to add to the portfolio's yield and total return potential through our in-depth security-specific research.

Thank you for your continued confidence in our firm as a shareholder of the Dodge & Cox Balanced Fund. As always, we welcome your comments and questions.

For the Board of Trustees,

John A. Gunn,
Chairman

Kenneth E. Olivier,
President

May 3, 2007

GROWTH OF $10,000 OVER 10 YEARS

FOR AN INVESTMENT MADE ON MARCH 31, 1997



$40,000
30,000
20,000
10,000
Dodge & Cox Balanced Fund $30,667
S&P 500 $22,016
Combined Index $21,264
LBAG $18,691
3/31/97
3/31/99
3/31/01
3/31/03
3/31/05
3/31/07

AVERAGE ANNUAL TOTAL RETURN

FOR PERIODS ENDED MARCH 31, 2007

	1 Year	5 Years	10 Years	20 Years
Dodge & Cox Balanced Fund	11.73%	10.31%	11.84%	11.81%
Combined Index	9.76	6.14	7.84	9.67
S&P 500	11.84	6.26	8.20	10.76
Lehman Brothers Aggregate Bond Index (LBAG)	6.58	5.35	6.46	7.34

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.

The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Lehman Brothers® is a trademark of Lehman Brothers, Inc.; Standard & Poor's, Standard & Poor's 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

[1] The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor's 500 Index (S&P 500) and 40% of the Lehman Brothers Aggregate Bond Index (LBAG). The Fund may, however, invest up to 75% of its total assets in stocks.

[2] Duration is a measure of a bond's price sensitivity to changes in interest rates.

PAGE 3 • DODGE & COX BALANCED FUND

FUND INFORMATION

GENERAL INFORMATION

Net Asset Value Per Share

$87.38

Total Net Assets (billions)

$28.2

30-Day SEC Yield(a)

2.50%

2006 Expense Ratio

0.52%

2006 Portfolio Turnover Rate

20%

Fund Inception

1931

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 21 years, and by the Fixed Income Investment Policy Committee, whose nine members’ average tenure is 17 years.

STOCK PORTFOLIO (64.1% OF FUND)

Number of Stocks

81

Median Market Capitalization (billions)

$28

Price-to-Earnings Ratio(b)

14.7x

Foreign Stocks(c)

11.7%

FIVE LARGEST SECTORS

Consumer Discretionary

14.9%

Information Technology

10.2

Health Care

9.8

Financials

8.8

Energy

6.6

FIXED INCOME PORTFOLIO (29.9% OF FUND)

Number of Fixed Income Securities

311

Effective Maturity

6 .1 years

Effective Duration

3.8 years

CREDIT QUALITY(e)

U.S. Government & Government Related

19.0%

Aaa

0.8

Aa

1.5

A

1.5

Baa

4.1

Ba

1.3

B

1.0

Caa

0.7

Average Quality

Aa2

March 31, 2007

ASSET ALLOCATION

Stocks: 64.1%

Fixed Income Securities: 29.9%

Cash

Equivalents: 6.0%

TEN LARGEST STOCK HOLDINGS(d)

Hewlett-Packard Co.

2.3%

Comcast Corp., Class A

2.3

News Corp., Class A

2.0

Sony Corp. ADR (Japan)

1.9

Wal-Mart Stores, Inc.

1.9

Chevron Corp.

1.8

Motorola, Inc.

1.7

Pfizer, Inc.

1.7

McDonald’s Corp.

1.7

Sanofi-Aventis ADR (France)

1.7

SECTOR DIVERSIFICATION

U.S. Treasury & Government Related

5.3%

Mortgage-Related Securities

13.7

Asset-Backed Securities

0.8

Corporate

10.1

FIVE LARGEST CORPORATE FIXED INCOME

ISSUERS(d)

Ford Motor Credit Co.

0.8%

Time Warner, Inc. (AOL Time Warner)

0.7

GMAC, LLC

0.7

HCA, Inc.

0.7

Xerox Corp.

0.6

(a) SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

(b) Price-to-earnings (P/E) ratio is calculated using 12-month forward consensus earnings estimates.

(c) Foreign stocks are U.S. dollar-denominated.

(d) The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(e) Credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. In calculating average quality, the investment manager assigns ratings to U.S.

Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

DODGE & COX BALANCED FUND PAGE 4

PORTFOLIO OF INVESTMENTS (unaudited) March 31, 2007

COMMON STOCKS: 64.1%

	SHARES	VALUE
CONSUMER DISCRETIONARY: 14.9%		
AUTOMOBILES & COMPONENTS: 0.3%		
Honda Motor Co., Ltd. ADR[b] (Japan)	2,863,300	$ 99,843,271
CONSUMER DURABLES & APPAREL: 4.3%		
Koninklijke Philips Electronics NV[b] (Netherlands)	2,400,000	91,440,000
Matsushita Electric Industrial Co., Ltd. ADR[b] (Japan)	21,808,200	438,344,820
Nike, Inc., Class B	1,007,000	107,003,820
Sony Corp. ADR[b] (Japan)	10,493,600	529,821,864
Thomson ADR[b] (France)	1,900,000	36,651,000
		1,203,261,504
CONSUMER SERVICES: 1.7%		
McDonald's Corp.	10,869,850	489,686,743
MEDIA: 6.9%		
Comcast Corp., Class A[a]	25,022,574	649,335,795
EchoStar Communications Corp.[a]	2,345,365	101,859,202
Interpublic Group of Companies, Inc.[a]	6,817,000	83,917,270
Liberty Capital, Series A[a]	683,129	75,547,236
News Corp., Class A	25,007,900	578,182,648
Time Warner, Inc.	22,784,600	449,312,312
		1,938,154,463
RETAILING: 1.7%		
Federated Department Stores, Inc.	3,448,272	155,344,654
Gap, Inc.	7,002,800	120,518,188
Genuine Parts Co.	2,945,750	144,341,750
Liberty Interactive, Series A[a]	2,697,300	64,249,686
		484,454,278
		4,215,400,259

	SHARES	VALUE
CONSUMER STAPLES: 3.0%		
FOOD & STAPLES RETAILING: 1.9%		
Wal-Mart Stores, Inc.	11,243,300	527,872,935
FOOD, BEVERAGE & TOBACCO: 0.7%		
Unilever NV[b] (Netherlands)	6,863,500	200,551,470
HOUSEHOLD & PERSONAL PRODUCTS: 0.4%		
Avon Products, Inc.	2,767,700	103,124,502
		831,548,907

	SHARES	VALUE
ENERGY: 6.6%		
Baker Hughes, Inc.	4,202,117	277,885,997
Chevron Corp.	6,786,802	501,951,876
ConocoPhillips	3,431,100	234,515,685
Exxon Mobil Corp.	2,500,000	188,625,000
Occidental Petroleum Corp.	4,325,000	213,265,750
Royal Dutch Shell PLC ADR[b] (United Kingdom)	3,116,127	207,565,220
Schlumberger, Ltd.	2,841,821	196,369,831
Spectra Energy Corp.	1,893,600	49,744,872
		1,869,924,231

	SHARES	VALUE
FINANCIALS: 8.8%		
BANKS: 2.1%		
Wachovia Corp.	8,689,661	$ 478,365,838
Wells Fargo & Co.	3,121,900	107,487,017
		585,852,855
DIVERSIFIED FINANCIALS: 2.4%		
Capital One Financial Corp.	3,640,800	274,734,768
Citigroup, Inc.	6,480,900	332,729,406
SLM Corp.	2,200,000	89,980,000
		697,444,174
INSURANCE: 4.3%		
Aegon NV[b] (Netherlands)	9,988,470	199,170,092
Chubb Corp.	3,384,224	174,862,854
Genworth Financial, Inc., Class A	2,448,000	85,533,120
Loews Corp.	4,230,700	192,200,701
MBIA, Inc.	805,168	52,730,452
Safeco Corp.	1,136,900	75,524,267
The Travelers Companies, Inc.	6,652,900	344,420,633
Unum Group	3,795,400	87,408,062
		1,211,850,181
		2,495,147,210

	SHARES	VALUE
HEALTH CARE: 9.8%		
HEALTH CARE EQUIPMENT & SERVICES: 3.3%		
Becton, Dickinson & Co.	1,317,900	101,333,331
Cardinal Health, Inc.	6,491,400	473,547,630
Health Management Associates, Inc.	3,900,000	42,393,000
WellPoint, Inc.[a]	3,673,000	297,880,300
		915,154,261
PHARMACEUTICALS & BIOTECHNOLOGY: 6.5%		
Bristol-Myers Squibb Co.	6,050,550	167,963,268
GlaxoSmithKline PLC ADR[b] (United Kingdom)	6,675,400	368,882,604
Pfizer, Inc.	19,436,367	490,962,630
Sanofi-Aventis ADR[b] (France)	11,154,300	485,323,593
Thermo Fisher Scientific, Inc.[a]	3,335,850	155,950,988
Wyeth	3,366,800	168,441,004
		1,837,524,087
		2,752,678,348

	SHARES	VALUE
INDUSTRIALS: 5.2%		
CAPITAL GOODS: 1.9%		
General Electric Co.	5,528,500	195,487,760
Masco Corp.	3,151,000	86,337,400
Tyco International, Ltd.	8,265,600	260,779,680
		542,604,840
COMMERCIAL SERVICES & SUPPLIES: 0.4%		
Pitney Bowes, Inc.	2,606,650	118,315,844
TRANSPORTATION: 2.9%		
FedEx Corp.	3,290,250	353,471,557
Union Pacific Corp.	4,373,700	444,149,235
		797,620,792
		1,458,541,476

PAGE 5 • DODGE & COX BALANCED FUND

PORTFOLIO OF INVESTMENTS (unaudited) March 31, 2007

COMMON STOCKS (continued)

	SHARES	VALUE
INFORMATION TECHNOLOGY: 10.2%		
SOFTWARE & SERVICES: 2.9%		
BMC Software, Inc.[a]	2,996,000	$ 92,246,840
Computer Sciences Corp.[a]	3,916,400	204,161,932
Compuware Corp.[a]	6,938,700	65,848,263
EBay, Inc.[a]	5,117,600	169,648,440
Electronic Data Systems Corp.	10,083,700	279,116,816
		811,022,291
TECHNOLOGY, HARDWARE & EQUIPMENT: 7.3%		
Avaya, Inc.[a]	8,976,600	106,013,646
Dell, Inc.[a]	8,057,900	187,023,859
Hewlett-Packard Co.	16,207,331	650,562,266
Hitachi, Ltd. ADR[b] (Japan)	2,690,000	207,694,900
Kyocera Corp. ADR[b] (Japan)	16,700	1,572,305
Motorola, Inc.	28,077,700	496,132,959
NCR Corp.[a]	1,604,350	76,639,800
Sun Microsystems, Inc.[a]	14,250,300	85,644,303
Xerox Corp.[a]	14,366,850	242,656,096
		2,053,940,134
		2,864,962,425
MATERIALS: 3.6%		
Akzo Nobel NV ADR[b] (Netherlands)	2,546,151	193,303,784
Alcoa, Inc.	2,275,650	77,144,535
Cemex SAB de CV ADR[b] (Mexico)	2,494,100	81,681,775
Dow Chemical Co.	8,620,259	395,325,078
International Paper Co.	2,372,900	86,373,560
Nova Chemicals Corp.[b] (Canada)	1,442,870	44,671,255
Rohm and Haas Co.	2,810,700	145,369,404
		1,023,869,391
TELECOMMUNICATION SERVICES: 1.7%		
Sprint Nextel Corp.	16,320,000	309,427,200
Vodafone Group PLC ADR[b] (United Kingdom)	6,825,350	183,328,901
		492,756,101
UTILITIES: 0.3%		
FirstEnergy Corp.	1,245,100	82,475,424
		82,475,424
TOTAL COMMON STOCKS (Cost $12,558,776,273)		**18,087,303,772**

FIXED INCOME SECURITIES: 29.9%

	PAR VALUE	VALUE
U.S. TREASURY AND GOVERNMENT RELATED: 5.3%		
U.S. TREASURY: 4.2%		
U.S. Treasury Notes		
2.75%, 8/15/07	$150,000,000	$ 148,722,600
3.375%, 2/15/08	200,000,000	197,336,000
3.75%, 5/15/08	350,000,000	345,830,100
3.125%, 9/15/08	200,000,000	195,461,000
3.625%, 7/15/09	307,000,000	300,704,044
		1,188,053,744
GOVERNMENT RELATED: 1.1%		
Arkansas Dev. Fin. Auth. GNMA Guaranteed Bonds 9.75%, 11/15/14	3,657,924	4,003,854
Small Business Administration — 504 Program		
Series 96-20L, 6.70%, 12/1/16	2,460,245	2,540,540
Series 97-20F, 7.20%, 6/1/17	3,917,016	4,082,093
Series 97-20I, 6.90%, 9/1/17	5,117,569	5,316,228
Series 98-20D, 6.15%, 4/1/18	6,917,441	7,091,409
Series 98-20I, 6.00%, 9/1/18	3,262,874	3,338,776
Series 99-20F, 6.80%, 6/1/19	4,980,012	5,191,930
Series 00-20D, 7.47%, 4/1/20	13,318,359	14,050,426
Series 00-20E, 8.03%, 5/1/20	5,554,523	5,967,858
Series 00-20G, 7.39%, 7/1/20	8,454,652	8,937,509
Series 00-20I, 7.21%, 9/1/20	5,371,765	5,683,966
Series 01-20E, 6.34%, 5/1/21	12,479,904	12,952,122
Series 01-20G, 6.625%, 7/1/21	10,057,649	10,535,585
Series 03-20J, 4.92%, 10/1/23	20,787,892	20,612,068
Series 05-20F, 4.57%, 6/1/25	44,319,113	42,781,524
Series 05-20K, 5.36%, 11/1/25	36,813,122	37,137,391
Series 06-20D, 5.64%, 4/1/26	51,123,725	52,377,948
Series 06-20F, 5.82%, 6/1/26	57,562,771	59,355,091
		301,956,318
		1,490,010,062
MORTGAGE-RELATED SECURITIES: 13.7%		
FEDERAL AGENCY CMO & REMIC: 1.1%		
Dept. of Veterans Affairs		
Trust 1995-1A 1, 7.211%, 2/15/25	1,293,513	1,345,388
Trust 1995-2C 3A, 8.793%, 6/15/25	655,920	710,557
Fannie Mae		
SMBS I-1, 6.50%, 4/1/09	26,098	26,063
Trust 1993-207 G, 6.15%, 4/25/23	2,890,183	2,890,275
Trust 2002-73 PM, 5.00%, 12/25/26	15,442,076	15,358,113
Trust 2002-33 A1, 7.00%, 6/25/32	5,521,703	5,707,424
Trust 2005-W4 1A2, 6.50%, 8/25/35	35,475,452	36,304,492
Trust 2001-T7 A1, 7.50%, 2/25/41	5,368,645	5,570,072
Trust 2001-T8 A1, 7.50%, 7/25/41	5,796,172	6,013,440
Trust 2001-W3 A, 7.00%, 9/25/41	2,172,961	2,232,055
Trust 2002-W6 2A1, 7.00%, 6/25/42	5,538,849	5,721,846
Trust 2002-W8 A2, 7.00%, 6/25/42	6,146,457	6,330,697
Trust 2003-W2 1A1, 6.50%, 7/25/42	11,491,093	11,747,192
Trust 2003-W2 1A2, 7.00%, 7/25/42	4,678,791	4,798,146
Trust 2003-W4 4A, 7.50%, 10/25/42	6,951,559	7,232,902

Dodge & Cox Balanced Fund • page 6

PORTFOLIO OF INVESTMENTS (unaudited) March 31, 2007

FIXED INCOME SECURITIES (continued)

	PAR VALUE	VALUE
Trust 2004-T1 1A2, 6.50%, 1/25/44	$ 10,402,068	$ 10,674,766
Trust 2004-W2 5A, 7.50%, 3/25/44	26,131,508	27,411,184
Freddie Mac		
Series 1236 H, 7.25%, 4/15/07	15,709	15,678
Series 1512 I, 6.50%, 5/15/08	712,809	710,175
Series 2100 GS, 6.50%, 12/15/13	8,766,859	8,961,687
Series 2430 UC, 6.00%, 9/15/16	14,696,884	14,815,455
Series 1078 GZ, 6.50%, 5/15/21	1,208,015	1,225,945
Series (GN) 16 PK, 7.00%, 8/25/23	13,889,313	14,375,146
Series 2550 QP, 5.00%, 3/15/26	4,163,213	4,152,346
Series T-48 1A4, 5.538%, 7/25/33	86,137,509	85,957,051
Series T-051 1A, 6.50%, 9/25/43	546,157	557,138
Series T-59 1A1, 6.50%, 10/25/43	34,878,333	35,742,598
		316,587,831
FEDERAL AGENCY MORTGAGE PASS-THROUGH: 12.6%		
Fannie Mae, 10 Year		
6.00%, 1/1/12-10/1/14	30,233,535	30,664,467
Fannie Mae, 15 Year		
5.50%, 1/1/14-1/1/21	452,608,834	455,323,466
6.00%, 12/1/13-6/1/19	498,270,300	507,412,071
6.50%, 1/1/13-11/1/18	178,874,244	183,252,711
7.00%, 12/1/07-11/1/18	17,236,328	17,769,528
7.50%, 9/1/15-8/1/17	58,905,784	60,837,444
Fannie Mae, 20 Year		
5.50%, 1/1/23	18,116,642	18,068,719
6.50%, 1/1/22-10/1/26	33,381,517	34,127,294
Fannie Mae, 30 Year		
5.00%, 3/1/34	259,043,468	250,935,542
5.50%, 6/1/33	57,108,332	56,640,368
6.00%, 4/1/35-6/1/35	386,924,040	391,755,989
6.50%, 12/1/32	205,133,332	211,293,607
7.50%, 9/1/07-7/1/19	98,861	100,114
8.00%, 1/1/09	53,039	53,423
Fannie Mae, Hybrid ARM		
3.85%, 6/1/34	62,198,041	61,314,105
4.438%, 7/1/33	31,613,800	31,060,436
4.761%, 1/1/35	11,714,525	11,659,089
4.776%, 3/1/35	20,945,397	20,923,309
4.851%, 8/1/35	12,489,187	12,519,678
5.027%, 7/1/35	142,017,185	141,979,589
5.058%, 7/1/35	54,473,112	54,494,370
5.305%, 1/1/36	59,248,618	59,245,593
Fannie Mae, Multifamily DUS		
Pool 555728, 4.019%, 8/1/13	420,132	399,470
Pool 555162, 4.834%, 1/1/13	17,545,094	17,387,374
Pool 555316, 4.887%, 2/1/13	5,397,709	5,363,344
Pool 760762, 4.89%, 4/1/12	16,115,000	15,842,314
Pool 735387, 4.925%, 4/1/15	13,863,179	13,748,999
Pool 555148, 4.975%, 1/1/13	4,702,431	4,690,110
Pool 555806, 5.093%, 10/1/13	3,660,045	3,668,770
Pool 461628, 5.32%, 4/1/14	10,516,474	10,649,769
Pool 462086, 5.355%, 11/1/15	28,576,586	29,030,808

	PAR VALUE	VALUE
Pool 545316, 5.636%, 12/1/11	$ 5,128,283	$ 5,239,244
Pool 323350, 5.65%, 11/1/08	1,988,873	1,989,100
Pool 545387, 5.897%, 1/1/12	6,051,717	6,247,709
Pool 545258, 5.94%, 11/1/11	976,590	1,007,435
Pool 380735, 5.965%, 10/1/08	16,301,531	16,344,774
Pool 545685, 6.016%, 4/1/12	30,325,368	31,305,402
Pool 323492, 6.02%, 1/1/09	4,291,649	4,317,388
Freddie Mac, 30 Year		
8.00%, 2/1/08-11/1/10	57,688	57,943
8.25%, 2/1/17	7,889	7,926
8.75%, 5/1/10	26,123	26,789
Freddie Mac Gold, 15 Year		
5.50%, 8/1/14-1/1/17	31,914,425	32,118,770
6.00%, 10/1/13-10/1/18	156,757,683	159,580,659
6.50%, 7/1/14-3/1/18	69,577,975	71,164,648
7.00%, 5/1/08-4/1/15	2,033,456	2,054,686
7.75%, 7/25/21	1,452,938	1,522,515
Freddie Mac Gold, 20 Year		
6.50%, 10/1/26	63,477,077	64,893,450
Freddie Mac Gold, 30 Year		
5.00%, 8/1/33	100,010,769	96,897,934
6.50%, 9/1/18-4/1/33	120,964,739	124,522,401
7.47%, 3/17/23	419,771	434,870
8.50%, 1/1/23	54,917	58,213
Freddie Mac Gold, Hybrid ARM		
3.809%, 5/1/34	22,114,173	21,753,314
4.806%, 10/1/35	32,321,146	32,242,904
4.842%, 5/1/35	101,553,953	100,910,417
5.385%, 11/1/35	58,612,046	58,655,067
Ginnie Mae, 30 Year		
7.50%, 1/15/08-10/15/25	5,000,442	5,202,122
7.97%, 4/15/20-1/15/21	2,354,496	2,488,104
		3,553,255,654
PRIVATE LABEL CMO & REMIC SECURITIES: 0.0%[(e)]		
Union Planters Mortgage Finance Corp.		
7.70%, 12/25/24	4,246,562	4,392,325
		3,874,235,810
ASSET-BACKED SECURITIES: 0.8%		
STUDENT LOAN: 0.8%		
SLM Student Loan Trust		
Series 2006-7 A1, 5.32%, 4/25/12	32,497,448	32,485,199
Series 2006-3 A2, 5.36%, 1/25/16	8,445,683	8,447,432
Series 2006-9 A2, 5.36%, 4/25/17	12,000,000	11,994,372
Series 2007-2 A2, 5.346%, 7/25/17	124,000,000	123,994,804
Series 2006-10 A2, 5.37%, 10/25/17	50,000,000	50,019,115
		226,940,922
CORPORATE: 10.1%		
FINANCIALS: 2.5%		
Bank of America		
5.30%, 3/15/17	61,000,000	59,995,269

PAGE 7 • DODGE & COX BALANCED FUND

PORTFOLIO OF INVESTMENTS (unaudited) March 31, 2007

FIXED INCOME SECURITIES (continued)

	PAR VALUE	VALUE
BankAmerica Capital II[c]		
8.00%, 12/15/26 (callable)	$ 17,355,000	$ 18,090,488
BankAmerica Capital VI[c]		
5.625%, 3/8/35	10,000,000	9,290,520
BankAmerica Capital XI[c]		
6.625%, 5/23/36	31,915,000	33,770,474
Boston Properties, Inc.		
6.25%, 1/15/13	49,070,000	51,509,662
5.625%, 4/15/15	29,500,000	29,918,871
5.00%, 6/1/15	2,890,000	2,811,117
CIGNA Corp.		
7.00%, 1/15/11	14,705,000	15,538,259
6.375%, 10/15/11	17,820,000	18,631,273
7.65%, 3/1/23	9,745,000	11,046,191
7.875%, 5/15/27	12,970,000	15,394,145
8.30%, 1/15/33	9,050,000	11,101,599
6.15%, 11/15/36	15,275,000	15,137,281
HSBC Holdings PLC		
6.50%, 5/2/36	23,000,000	24,308,907
JPMorgan Chase (Bank One) Capital III[c]		
8.75%, 9/1/30	28,187,000	36,954,200
JPMorgan Chase Capital XVII[c]		
5.85%, 8/1/35	5,955,000	5,624,146
Kaupthing Bank		
7.125%, 5/19/16[d]	65,000,000	70,312,190
Safeco Corp.		
4.875%, 2/1/10	15,131,000	15,039,624
7.25%, 9/1/12	13,672,000	14,952,109
The Travelers Companies, Inc.		
8.125%, 4/15/10 (St. Paul)	19,885,000	21,652,617
5.00%, 3/15/13 (Travelers)	10,250,000	10,083,509
5.50%, 12/1/15	9,160,000	9,192,335
6.25%, 6/20/16	22,000,000	23,103,344
Unum Group		
7.625%, 3/1/11	15,330,000	16,438,896
6.85%, 11/15/15[d] (Unum Finance PLC)	10,200,000	10,636,438
7.19%, 2/1/28 (Unum)	8,500,000	8,380,686
7.25%, 3/15/28 (Provident Companies)	12,130,000	12,677,293
6.75%, 12/15/28 (Unum)	27,430,000	27,238,072
7.375%, 6/15/32	19,470,000	20,756,694
WellPoint, Inc.		
5.00%, 12/15/14	13,070,000	12,682,723
5.25%, 1/15/16	72,210,000	70,910,509
		703,179,441
INDUSTRIALS: 6.7%		
AT&T Corp.		
8.00%, 11/15/31	106,400,000	131,487,737
Comcast Corp.		
5.30%, 1/15/14	63,050,000	62,198,636
5.85%, 11/15/15	26,500,000	26,909,822
5.90%, 3/15/16	$ 22,880,000	$ 23,276,533
6.50%, 1/15/17	27,500,000	29,023,527
Cox Communications, Inc.		
5.45%, 12/15/14	75,530,000	74,610,951
5.50%, 10/1/15	15,265,000	15,011,326
5.875%, 12/1/16[d]	17,145,000	17,275,336
Dillard's, Inc.		
6.30%, 2/15/08	6,000,000	6,037,500
7.85%, 10/1/12	14,000,000	14,542,500
7.13%, 8/1/18	10,831,000	10,654,996
7.875%, 1/1/23	8,860,000	8,804,625
7.75%, 7/15/26	50,000	49,250
7.75%, 5/15/27	550,000	542,438
7.00%, 12/1/28	15,486,000	14,092,260
Dow Chemical Co.		
4.027%, 9/30/09[d]	33,950,000	32,787,179
6.00%, 10/1/12	5,800,000	5,980,102
7.375%, 11/1/29	35,170,000	39,142,733
Federated Department Stores, Inc. (May Department Stores Co.)		
7.625%, 8/15/13	5,900,000	6,441,779
7.45%, 10/15/16	9,300,000	10,015,933
6.90%, 1/15/32	54,484,000	54,734,191
6.70%, 7/15/34	13,025,000	12,846,662
Ford Motor Credit Co.		
7.375%, 2/1/11	120,535,000	118,550,150
7.25%, 10/25/11	118,160,000	114,840,058
GMAC, LLC		
7.75%, 1/19/10	6,145,000	6,307,357
6.875%, 9/15/11	186,615,000	186,795,830
HCA, Inc.		
8.75%, 9/1/10	27,750,000	29,102,812
7.875%, 2/1/11	23,798,000	24,244,212
6.95%, 5/1/12	14,090,000	13,596,850
6.30%, 10/1/12	11,400,000	10,659,000
6.25%, 2/15/13	47,740,000	43,383,725
6.75%, 7/15/13	27,400,000	25,276,500
5.75%, 3/15/14	20,420,000	17,433,575
6.50%, 2/15/16	22,000,000	18,727,500
Hewlett-Packard Co.		
5.50%, 7/1/07	21,210,000	21,208,134
Lafarge SA		
6.50%, 7/15/16	27,590,000	28,857,181
Liberty Media Corp.		
8.50%, 7/15/29	32,630,000	33,378,043
4.00%, 11/15/29 (exchangeable)	18,975,000	12,547,219
8.25%, 2/1/30	18,875,000	18,869,507
3.75%, 2/15/30 (exchangeable)	35,755,000	22,078,712
Lockheed Martin Corp.		
7.65%, 5/1/16	18,500,000	21,447,790
7.75%, 5/1/26	8,500,000	10,263,453
6.15%, 9/1/36	7,000,000	7,262,493

DODGE & COX BALANCED FUND • PAGE 8

PORTFOLIO OF INVESTMENTS (unaudited) March 31, 2007

FIXED INCOME SECURITIES (continued)

	PAR VALUE	VALUE
Raytheon Co.		
6.75%, 8/15/07	$ 20,476,000	$ 20,563,617
Time Warner, Inc. (AOL Time Warner)		
7.625%, 4/15/31	101,940,000	114,562,517
7.70%, 5/1/32	79,490,000	90,120,993
Wyeth		
5.50%, 2/1/14	70,724,000	71,154,780
5.50%, 2/15/16	10,665,000	10,686,458
5.45%, 4/1/17	35,000,000	34,812,995
Xerox Corp.		
7.125%, 6/15/10	18,425,000	19,355,315
6.875%, 8/15/11	135,655,000	142,766,035
6.40%, 3/15/16	10,000,000	10,285,250
		1,895,604,077
TRANSPORTATION: 0.9%		
Burlington Northern Santa Fe Railway		
4.30%, 7/1/13	7,320,000	6,888,208
8.251%, 1/15/21	1,381,588	1,607,007
4.967%, 4/1/23	14,632,839	14,133,347
5.72%, 1/15/24	25,867,509	26,061,058
5.629%, 4/1/24	31,540,000	31,714,498
5.342%, 4/1/24	20,600,000	20,275,251
Consolidated Rail Corp.		
6.76%, 5/25/15	3,647,094	3,853,957
CSX Transportation, Inc.		
9.75%, 6/15/20	5,351,000	7,074,075
FedEx Corp.		
6.72%, 1/15/22	5,367,526	5,779,591
Norfolk Southern Corp.		
7.70%, 5/15/17	13,000,000	14,487,824
9.75%, 6/15/20	7,389,000	9,930,040
Union Pacific Corp.		
6.125%, 1/15/12	15,720,000	16,182,294
6.50%, 4/15/12	3,550,000	3,721,316
5.375%, 5/1/14	2,935,000	2,914,546
4.875%, 1/15/15	8,320,000	7,827,980
6.33%, 1/2/20	33,992,328	35,711,321
5.866%, 7/2/30	36,924,000	38,230,371
		246,392,684
		2,845,176,202
TOTAL FIXED INCOME SECURITIES (Cost $8,375,404,364)		**8,436,362,996**

SHORT-TERM INVESTMENTS: 5.6%

	PAR VALUE	VALUE
SSgA Prime Money Market Fund	$ 27,896,900	$ 27,896,900
State Street Repurchase Agreement 4.95%, 4/2/07, maturity value $643,427,304 (collateralized by U.S. Treasury Securities, value $656,026,405, 3.375%-5.25%, 3/31/08-2/15/29)	643,162,000	643,162,000
U.S. Treasury Bills		
4/5/07	50,000,000	49,973,361
4/12/07	300,000,000	299,532,271
4/19/07	350,000,000	349,106,500
4/26/07	200,000,000	199,316,666
TOTAL SHORT-TERM INVESTMENTS (Cost $1,568,987,698)		**1,568,987,698**
TOTAL INVESTMENTS (Cost $22,503,168,335)	99.6%	**28,092,654,466**
OTHER ASSETS LESS LIABILITIES	0.4%	120,921,291
TOTAL NET ASSETS	**100.0%**	**$28,213,575,757**

(a) Non-income producing

(b) Security issued by a foreign entity, denominated in U.S. dollars

(c) Cumulative preferred security

(d) Security exempt from registration under Rule 144A of the Securities Act of 1933. The security may be resold in transactions exempt from registration, normally to qualified institutional buyers. As of March 31, 2007, all such securities in total represented $131,011,143 or 0.5% of total net assets.

(e) Rounds to 0.0%

When two issuers are identified, the first name refers to the acquirer/successor obligor or guarantor, and the second name (within the parentheses) refers to the original issuer of the instrument.

ADR: American Depository Receipt
ARM: Adjustable Rate Mortgage
CMO: Collateralized Mortgage Obligation
REMIC: Real Estate Mortgage Investment Conduit

PAGE 9 • DODGE & COX BALANCED FUND

NOTES TO PORTFOLIO OF INVESTMENTS (unaudited)

Security valuation. The Fund’s net assets are valued as of the close of trading on the New York Stock Exchange (NYSE), generally 4:00 p.m. Eastern Time, each day that the NYSE is open for business. Stocks are valued at the official quoted close price or the last sale of the day at the close of the NYSE or, if not available, at the mean between the exchange-listed bid and ask prices for the day. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for such security. Fixed income securities with original maturities of one year or more are priced on the basis of valuations furnished by pricing services which utilize both dealer-supplied valuations and electronic data processing techniques. Under certain circumstances, fixed income securities that are not valued by pricing services are temporarily valued by the investment manager utilizing both dealer-supplied valuations and electronic data processing techniques. Valuations of fixed income securities take into account appropriate factors such as institutional-size trading markets in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data and do not rely exclusively upon exchange or over-the-counter listed prices. Security values are not discounted based on the size of the Fund’s position. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or at the direction of the Board of Trustees. Short-term securities are valued at amortized cost which approximates current value. All securities held by the Fund are denominated in U.S. dollars.

Security transactions. Security transactions are recorded on the trade date.

Income tax matters. At March 31, 2007, the cost of investments for federal income tax purposes was equal to the cost for financial reporting purposes. Net unrealized appreciation aggregated $5,589,486,131, of which $5,693,176,691 represented appreciated securities and $103,690,560 represented depreciated securities.

Other. For more information regarding the Fund and its holdings, please see the Fund’s most recent prospectus and annual report.

DODGE & COX BALANCED FUND PAGE 10

OFFICERS AND TRUSTEES

John A. Gunn, Chairman & Trustee

Chairman & Chief Executive Officer, Dodge & Cox

Kenneth E. Olivier, President & Trustee

President, Dodge & Cox

Dana M. Emery, Vice President & Trustee

Executive Vice President, Dodge & Cox

William F. Ausfahl, Trustee

Former Chief Financial Officer and member of Board of Directors, The Clorox Company

L. Dale Crandall, Trustee

Former President, Kaiser Foundation Health Plan and Hospitals

Thomas A. Larsen, Trustee

Director, Howard, Rice, Nemerovski, Canady, Falk & Rabkin

John B. Taylor, Trustee

Professor of Economics, Stanford University; Senior Fellow, Hoover Institute and former Under Secretary for International Affairs, United States Treasury

Will C. Wood, Trustee

Principal, Kentwood Associates, Financial Advisers

Katherine Herrick Drake, Vice President

Vice President, Dodge & Cox

Diana S. Strandberg, Vice President

Vice President, Dodge & Cox

John M. Loll, Assistant Treasurer & Assistant Secretary

Vice President & Treasurer, Dodge & Cox

David H. Longhurst, Treasurer

Assistant Treasurer, Dodge & Cox

Thomas M. Mistele, Secretary

Chief Operating Officer, Secretary & General Counsel, Dodge & Cox

Marcia P. Venegas, Chief Compliance Officer

Chief Compliance Officer, Dodge & Cox

PAGE 11 DODGE & COX BALANCED FUND

DODGE & COX

Income Fund

www.dodgeandcox.com

For Fund literature, transactions and account information, please visit the Funds’ web site. or write or call:

DODGE & COX FUNDS

c/o Boston Financial Data Services P.O. Box 8422 Boston, Massachusetts 02266-8422 (800) 621-3979

INVESTMENT MANAGER

Dodge & Cox

555 California Street, 40th Floor San Francisco, California 94104 (415) 981-1710

This report is submitted for the general information of the shareholders of the Fund. The report is not authorized for distribution to prospective investors in the Fund unless it is accompanied by a current prospectus. This report reflects our views, opinions and portfolio holdings as of March 31, 2007, the end of the reporting period. Any such views are subject to change at any time based upon market or other conditions and Dodge & Cox disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dodge & Cox Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dodge & Cox Fund.

D O D G E & C OX

2007

First Quarter Report

March 31, 2007

Income Fund

ESTABLISHED 1989

03/07 IF QR Printed on recycled paper

TO OUR SHAREHOLDERS

The Dodge & Cox Income Fund had a total return of 1.4% for the first quarter of 2007, compared to 1.5% for the Lehman Brothers Aggregate Bond Index (LBAG). Longer-term results are shown on the next page. At quarter end, the Fund had net assets of $13.3 billion with a cash position of 2.9%.

FIRST QUARTER MARKET COMMENTARY

Evidence of moderating U.S. economic growth, ongoing weakness in the residential housing market (including growing problems in the subprime mortgage market), and higher core inflation resulted in divergent moves along the U.S Treasury yield curve: shorter-term U.S. Treasury yields moved lower while long-term Treasury yields edged higher, producing a steeper yield curve. Of note, manufacturing and service sector growth declined, and consumer and business spending growth declined slightly. In news regarding the residential property market, housing starts declined to the lowest level in ten years, and a surge in delinquencies and defaults among subprime mortgage borrowers has forced bankruptcies or significant losses for many subprime-focused mortgage lenders.

The Federal Open Market Committee (FOMC) met twice during the quarter without changing the 5.25% target Federal Funds rate. Core inflation (CPI, excluding food and energy), which has increased steadily since the end of 2003 (currently 2.7%, year-over-year), remains a concern to the FOMC. Potential inflationary pressures include volatile energy prices, accelerating unit labor costs given the tight labor market, relatively high capacity utilization rates and the weaker U.S. dollar.

The Lehman Corporate Index returned 1.5%, performing in line with comparable-duration1 Treasuries; corporate bond yield premiums increased moderately amid the twin concerns of a slowing economy and ongoing leveraged buyout (LBO) risk. The Lehman Mortgage-Backed Securities Index returned 1.6%, performing in line with comparable-duration Treasuries despite some widening of yield premiums and an increase in interest rate volatility.

FIRST QUARTER PERFORMANCE REVIEW

In the absence of large price changes, the Fund’s total return consisted primarily of the quarter’s earned income. On a relative basis, the Fund slightly underperformed the LBAG, primarily due to its shorter effective duration (3.6 years versus 4.5 years for the LBAG at the beginning of the quarter) as yields on short- and intermediate-term securities declined.

Security selection within the Corporate and Mortgage-Backed Securities (MBS) sectors added slightly to relative returns; for example, the Fund’s holdings of HCA, Kaupthing Bank, Cox Communications and Comcast performed well, though this was largely offset by poor performance from GMAC and Dow Chemical. The Fund’s specific MBS holdings slightly outperformed comparable-duration alternatives, providing a small boost to relative returns.

INVESTMENT STRATEGY

The Fund has greater exposure to the Corporate and MBS sectors and a more defensive (i.e., less price exposure to changing interest rates) duration positioning than its LBAG benchmark.

We adjusted the weighting of several Corporate issuers during the quarter, and we sold most of the Fund’s remaining Hess Corp. holding and all of the EDS holding, both of which we had been actively reducing for several quarters. We also tendered the Fund’s Equity Office Properties (EOP) holdings at attractive prices after the closing of the company’s sale to the Blackstone Group in early February. In December 2006, Dodge & Cox joined the Ad Hoc Bondholder Committee to oppose a tender offer and consent solicitation proposed by EOP/ Blackstone, as some of the securities included in the tender offer were not being offered the full contractual entitlements of their indentures. As a direct result of the actions taken by the Ad Hoc Committee, EOP/Blackstone made a series of improved tender offers on previously disadvantaged securities, none of which were held by the Fund. In the end, EOP/Blackstone paid virtually all bondholders, including the Fund, full contractual entitlements. Given the high profile of this transaction, and the potential for similar coercive actions (particularly in LBO situations or corporate restructurings), we believe that joining the Ad Hoc Committee and defending bondholder rights was in the long-term best interest of the Fund.

Within the Asset-Backed Securities sector we increased the Fund’s position in student loan-backed securities to 2.3% of the Fund as of quarter end (through SLM Student Loan Trust). These serve as a high-quality, higher-yielding substitute for short-maturity Treasuries. Finally, within the MBS sector we added to holdings of seasoned 30-year and 15-year Federal Agency MBS.

PAGE 1 DODGE & COX INCOME FUND

OUTLOOK

While the residential property market, and subprime mortgage market in particular, has weakened, the magnitude of the effect on intermediate-term economic growth is uncertain. Although the Fund does not contain any direct investments in subprime MBS deals, among the tens of thousands of mortgage borrowers to whom the Fund has exposure through its investments in Federal Agency-guaranteed MBS, there are assuredly some that would be considered "subprime." The Fund has been affected by the general (albeit limited) decline in valuations that has occurred over the past few months in MBS and Corporate securities, but the performance impact due to the specific problems of the subprime mortgage market has been minimal. Nevertheless, we are monitoring the situation closely both in terms of its potential effect on existing Fund holdings and in terms of potential investment opportunities.

We continue to expect moderate growth in GDP over the intermediate term, supported by a healthy business sector, continued growth in consumer spending, a robust labor market and improved global economic activity. Core CPI has increased significantly over the past several years, and potential inflationary pressures lurk in the form of volatile energy prices, a pick-up in wage and benefit costs given the tight labor market, a weakened U.S. dollar and relatively high capacity utilization rates.

Given our expectations for the economy and inflation, we believe that real yields are quite low and we expect nominal interest rates (especially those for longer-duration securities) to rise over our three-to-five year investment horizon. Therefore, we have continued to position the Fund with a shorter relative duration positioning (3.7 years versus 4.5 years for the LBAG as of quarter end). As always, we continue our efforts to add to the Fund's yield and total return potential through our in-depth security-specific research.

Thank you for your continued confidence in our firm as a shareholder of the Dodge & Cox Income Fund. As always, we welcome your comments and questions.

For the Board of Trustees,



John A. Gunn,
Chairman

Dana M. Emery,
Vice President

May 3, 2007

GROWTH OF $10,000 OVER 10 YEARS

FOR AN INVESTMENT MADE ON MARCH 31, 1997


$30,000
20,000
10,000
Income Fund $19,242
LBAG $18,691
3/31/97
3/31/99
3/31/01
3/31/03
3/31/05
3/31/07

AVERAGE ANNUAL TOTAL RETURN

FOR PERIODS ENDED MARCH 31, 2007

	1 Year	5 Years	10 Years
Dodge & Cox Income Fund	6.72%	5.58%	6.75%
Lehman Brothers Aggregate Bond Index (LBAG)	6.58	5.35	6.46

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.

The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Lehman Brothers Aggregate Bond Index is an unmanaged index of investment-grade fixed income securities. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Lehman Brothers® is a trademark of Lehman Brothers, Inc.

[1] Duration is a measure of a bond's price sensitivity to changes in interest rates.

DODGE & COX INCOME FUND • PAGE 2

FUND INFORMATION March 31, 2007

GENERAL INFORMATION

Net Asset Value Per Share	$12.60
Total Net Assets (billions)	$13.3
30-Day SEC Yield[a]	5.21%
2006 Expense Ratio	0.44%
2006 Portfolio Turnover Rate	30%
Fund Inception	1989

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Fixed Income Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 17 years, and by the Investment Policy Committee, whose 12 members' (for fixed income decisions) average tenure is 20 years.

ASSET ALLOCATION


Fixed Income Securities 97.1%
Cash Equivalents: 2.9%

PORTFOLIO CHARACTERISTICS

	FUND	LBAG
Number of Fixed Income Securities	**413**	7,248
Effective Maturity (years)	**5.8**	6.9
Effective Duration (years)	**3.7**	4.5

FIVE LARGEST CORPORATE ISSUERS[c]

Ford Motor Credit Co.	2.6%
GMAC, LLC	2.2
Time Warner, Inc. (AOL Time Warner)	2.2
Xerox Corp.	1.6
HCA, Inc.	1.5

SECTOR DIVERSIFICATION

	FUND	LBAG
U.S. Treasury & Government Related	**22.1%**	34.2%
Mortgage-Related Securities	**42.6**	37.8
Asset-Backed Securities/CMBS[b]	**2.3**	6.0
Corporate	**30.1**	18.6
Non-Corporate Yankee	**0.0**	3.4
Cash Equivalents	**2.9**	0.0

CREDIT QUALITY[d]

	FUND	LBAG
U.S. Government & Government Related	**64.6%**	71.9%
Aaa	**2.7**	7.9
Aa	**4.6**	5.1
A	**4.6**	8.0
Baa	**11.7**	7.1
Ba	**4.1**	0.0
B	**3.3**	0.0
Caa	**1.5**	0.0
Cash Equivalents	**2.9**	0.0
Average Quality	**Aa1**	Aa1

MATURITY DIVERSIFICATION

	FUND	LBAG
0-1 Years to Maturity	**9.9%**	0.0%
1-5	**58.8**	45.3
5-10	**19.8**	43.3
10-15	**1.8**	3.2
15-20	**1.0**	2.2
20-25	**5.8**	3.0
25 and Over	**2.9**	3.0

[a] SEC Yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
[b] CMBS refers to commercial mortgage-backed securities, which are a component of the LBAG but not currently held by the Fund.
[c] The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
[d] The Fund's credit quality ratings are from Moody's Investor Services. If no Moody's rating is available, the Standard & Poor's rating is reported. If unrated, the investment manager determines a comparable rating. The LBAG's credit quality ratings are from Lehman Brothers and reference Moody's, Standard & Poor's and Fitch ratings. The LBAG's methodology for calculating average credit quality differs from that used by the Fund. Applying the LBAG methodology, the Fund's average credit quality would be Aa2. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

PAGE 3 • DODGE & COX INCOME FUND

PORTFOLIO OF INVESTMENTS (unaudited) March 31, 2007

FIXED INCOME SECURITIES: 97.1%

	PAR VALUE	VALUE
U.S. TREASURY AND GOVERNMENT RELATED: 22.1%		
U.S. TREASURY: 19.0%		
U.S. Treasury Notes		
6.625%, 5/15/07	$340,000,000	$ 340,624,240
3.00%, 11/15/07	476,500,000	470,655,251
3.25%, 8/15/08	200,000,000	195,968,800
3.125%, 10/15/08	325,000,000	317,369,975
3.25%, 1/15/09	400,000,000	390,390,800
3.625%, 7/15/09	485,000,000	475,053,620
3.375%, 9/15/09	350,000,000	340,334,050
		2,530,396,736
GOVERNMENT RELATED: 3.1%		
Small Business Administration — 504 Program		
Series 91-20K, 8.25%, 11/1/11	341,426	354,836
Series 92-20B, 8.10%, 2/1/12	282,308	294,042
Series 92-20C, 8.20%, 3/1/12	690,876	721,276
Series 92-20D, 8.20%, 4/1/12	496,482	517,245
Series 92-20G, 7.60%, 7/1/12	928,131	962,977
Series 92-20H, 7.40%, 8/1/12	639,795	662,702
Series 92-20I, 7.05%, 9/1/12	865,460	893,007
Series 92-20J, 7.00%, 10/1/12	1,368,586	1,409,697
Series 92-20K, 7.55%, 11/1/12	1,343,359	1,394,797
Series 92-20L, 7.45%, 12/1/12	616,057	639,308
Series 93-20B, 7.00%, 2/1/13	916,619	946,653
Series 93-20C, 6.50%, 3/1/13	2,758,358	2,829,631
Series 93-20D, 6.75%, 4/1/13	1,175,808	1,209,109
Series 93-20E, 6.55%, 5/1/13	3,967,766	4,070,544
Series 93-20F, 6.65%, 6/1/13	1,158,670	1,191,057
Series 93-20L, 6.30%, 12/1/13	2,107,839	2,157,361
Series 94-20A, 6.50%, 1/1/14	2,230,775	2,291,242
Series 94-20D, 7.70%, 4/1/14	753,850	780,946
Series 94-20E, 7.75%, 5/1/14	2,314,683	2,421,692
Series 94-20F, 7.60%, 6/1/14	1,393,604	1,455,955
Series 94-20G, 8.00%, 7/1/14	952,101	1,001,325
Series 94-20H, 7.95%, 8/1/14	865,269	910,048
Series 94-20I, 7.85%, 9/1/14	1,141,292	1,199,461
Series 94-20K, 8.65%, 11/1/14	1,005,232	1,064,727
Series 94-20L, 8.40%, 12/1/14	917,105	969,197
Series 95-20A, 8.50%, 1/1/15	276,899	293,317
Series 95-20C, 8.10%, 3/1/15	664,721	701,367
Series 97-20E, 7.30%, 5/1/17	1,791,962	1,869,188
Series 97-20J, 6.55%, 10/1/17	2,344,576	2,418,083
Series 98-20C, 6.35%, 3/1/18	8,797,492	9,057,501
Series 98-20H, 6.15%, 8/1/18	2,900,453	2,976,575
Series 98-20L, 5.80%, 12/1/18	1,793,724	1,827,841
Series 99-20C, 6.30%, 3/1/19	2,060,921	2,124,990
Series 99-20G, 7.00%, 7/1/19	4,855,490	5,085,747
Series 99-20I, 7.30%, 9/1/19	1,534,616	1,619,395
Series 01-20G, 6.625%, 7/1/21	11,849,257	12,412,329
Series 01-20L, 5.78%, 12/1/21	28,564,958	29,230,133
Series 02-20L, 5.10%, 12/1/22	6,957,173	6,964,346
Series 04-20L, 4.87%, 12/1/24	8,083,358	7,962,087
Series 05-20B, 4.625%, 2/1/25	$10,390,397	$ 10,076,533
Series 05-20C, 4.95%, 3/1/25	7,130,196	6,996,574
Series 05-20E, 4.84%, 5/1/25	21,130,174	20,748,597
Series 05-20G, 4.75%, 7/1/25	18,752,194	18,293,600
Series 05-20I, 4.76%, 9/1/25	21,167,275	20,639,651
Series 06-20A, 5.21%, 1/1/26	21,244,809	21,265,483
Series 06-20B, 5.35%, 2/1/26	6,187,356	6,235,438
Series 06-20C, 5.57%, 3/1/26	31,860,476	32,454,467
Series 06-20G, 6.07%, 7/1/26	54,470,996	56,847,146
Series 06-20J, 5.37%, 10/1/26	18,580,000	18,728,174
Series 06-20L, 5.12%, 12/1/26	14,328,000	14,225,383
Series 07-20A, 5.32%, 1/1/27	28,455,000	28,585,127
Series 07-20C, 5.23%, 3/1/27	43,205,000	43,154,878
		415,142,785
		2,945,539,521
MORTGAGE-RELATED SECURITIES: 42.6%		
FEDERAL AGENCY CMO & REMIC: 2.8%		
Dept. of Veterans Affairs		
Trust 1995-2D 4A, 9.293%, 5/15/25	461,381	506,578
Trust 1997-2Z, 7.50%, 6/15/27	34,501,166	36,140,931
Trust 1998-1 1A, 8.184%, 10/15/27	1,249,243	1,317,185
Fannie Mae		
Trust 1994-72 J, 6.00%, 6/25/23	7,409,519	7,415,174
Trust 1998-58 PX, 6.50%, 9/25/28	3,197,830	3,299,101
Trust 1998-58 PC, 6.50%, 10/25/28	18,127,698	18,703,211
Trust 2002-33 A1, 7.00%, 6/25/32	6,273,799	6,484,816
Trust 2001-T4 A1, 7.50%, 7/25/41	5,282,969	5,486,664
Trust 2001-T10 A1, 7.00%, 12/25/41	8,653,947	8,914,347
Trust 2002-90 A1, 6.50%, 6/25/42	11,467,205	11,746,052
Trust 2002-W6 2A1, 7.00%, 6/25/42	9,887,288	10,213,953
Trust 2002-W8 A2, 7.00%, 6/25/42	4,942,740	5,090,899
Trust 2003-W2 1A2, 7.00%, 7/25/42	30,245,185	31,016,739
Trust 2003-W4 3A, 7.00%, 10/25/42	9,100,498	9,390,247
Trust 2003-07 A1, 6.50%, 12/25/42	12,591,303	12,871,287
Trust 2003-W1 1A1, 6.50%, 12/25/42	18,511,598	18,888,953
Trust 2003-W1 2A, 7.50%, 12/25/42	8,441,873	8,799,647
Trust 2004-W2 5A, 7.50%, 3/25/44	41,317,821	43,341,180
Trust 2004-W8 3A, 7.50%, 6/25/44	23,625,477	24,775,477
Trust 2005-W1 1A3, 7.00%, 10/25/44	20,667,634	21,486,163
Trust 2001-79 BA, 7.00%, 3/25/45	2,737,013	2,798,646
Trust 2006-W1 1A1, 6.50%, 12/25/45	2,887,400	2,966,242
Trust 2006-W1 1A2, 7.00%, 12/25/45	19,002,711	19,790,757
Trust 2006-W1 1A3, 7.50%, 12/25/45	303,326	320,123
Trust 2006-W1 1A4, 8.00%, 12/25/45	22,570,618	24,089,352
Freddie Mac		
Series 1565 G, 6.00%, 8/15/08	1,371,157	1,370,104
Series 1601 PJ, 6.00%, 10/15/08	5,778,786	5,775,075
Series 2439 LG, 6.00%, 9/15/30	10,339,038	10,369,693
Series T-48 1A, 7.099%, 7/25/33	8,459,049	8,744,507
Ginnie Mae		
7.25%, 7/16/28	3,254,448	3,292,421
		365,405,524

Dodge & Cox Income Fund • page 4

PORTFOLIO OF INVESTMENTS (unaudited) March 31, 2007

FIXED INCOME SECURITIES (continued)

	PAR VALUE	VALUE
FEDERAL AGENCY MORTGAGE PASS-THROUGH: 39.7%		
Fannie Mae, 10 Year		
6.00%, 11/1/16	$ 23,232,975	$ 23,640,361
Fannie Mae, 15 Year		
5.50%, 9/1/14-1/1/22	499,823,080	502,445,672
6.00%, 4/1/13-3/1/22	981,317,642	998,737,484
6.50%, 11/1/12-11/1/18	200,822,760	205,823,457
7.00%, 7/1/08-12/1/11	1,707,228	1,739,072
7.50%, 11/1/14-8/1/17	20,468,961	21,141,274
8.00%, 8/1/10	5,691	5,691
Fannie Mae, 20 Year		
6.50%, 4/1/19-10/1/24	68,013,508	70,160,597
Fannie Mae, 30 Year		
4.50%, 8/1/33-11/1/33	128,563,715	121,159,375
5.00%, 11/1/33-3/1/34	319,981,259	309,966,013
5.50%, 2/1/34-5/1/34	213,459,889	211,710,729
6.00%, 11/1/28-7/1/35	803,994,561	814,092,025
6.50%, 12/1/32-1/1/34	195,646,188	201,521,558
7.00%, 4/1/32	4,048,526	4,227,182
7.50%, 9/1/07	6,580	6,572
8.00%, 1/1/12-8/1/22	181,304	185,616
Fannie Mae, Hybrid ARM		
4.219%, 9/1/34	20,883,161	20,681,496
4.498%, 1/1/35	64,800,398	64,381,717
4.50%, 6/1/35-7/1/35	29,270,491	29,001,835
4.603%, 10/1/34	24,171,945	24,012,954
4.671%, 8/1/35	21,125,916	20,902,633
4.681%, 1/1/36	44,740,249	44,459,449
4.709%, 8/1/34	5,773,312	5,749,574
4.748%, 7/1/35	18,438,277	18,278,725
4.764%, 10/1/35	33,145,392	33,028,802
4.773%, 11/1/36	27,191,418	27,019,969
4.78%, 7/1/35	19,425,419	19,286,803
4.781%, 1/1/36	37,398,922	37,307,951
4.808%, 8/1/35	55,144,203	54,887,990
4.883%, 12/1/35	21,556,183	21,492,984
4.892%, 10/1/35	17,569,478	17,501,506
5.002%, 9/1/35	25,350,869	25,295,467
5.037%, 4/1/35	29,924,742	30,030,694
5.039%, 7/1/35	133,817,032	133,817,439
Fannie Mae, Multifamily DUS		
Pool 760744, 4.75%, 3/1/15	13,590,000	13,281,340
Pool 555162, 4.834%, 1/1/13	17,169,128	17,014,788
Pool 555191, 4.865%, 2/1/13	15,885,061	15,760,102
Pool 888015, 5.55%, 11/1/16	47,960,291	49,081,412
Pool 555172, 5.579%, 12/1/12	2,906,093	2,971,254
Pool 545987, 5.88%, 9/1/12	25,272,474	26,186,676
Pool 545685, 6.016%, 4/1/12	28,887,575	29,821,143
Pool 545708, 6.056%, 5/1/12	2,537,943	2,634,249
Pool 545547, 6.088%, 3/1/12	13,166,951	13,680,669
Pool 545209, 6.135%, 10/1/11	25,109,502	26,057,156
Pool 545059, 6.224%, 5/1/11	22,648,297	23,503,480
Pool 545179, 6.249%, 9/1/11	18,234,703	18,998,538
Pool 323822, 6.373%, 7/1/09	3,389,899	3,460,757
Freddie Mac, 30 Year		
7.50%, 10/1/08	$ 1,506	$ 1,507
8.00%, 1/1/08-5/1/09	3,488	3,500
Freddie Mac Gold, 10 Year		
6.00%, 9/1/16	11,984,681	12,200,238
Freddie Mac Gold, 15 Year		
5.50%, 11/1/13-10/1/20	168,910,809	169,610,087
6.00%, 4/1/13-2/1/19	139,192,496	141,685,285
6.50%, 2/1/11-9/1/18	76,216,154	78,100,979
7.00%, 11/1/08-3/1/12	1,605,097	1,635,927
Freddie Mac Gold, 20 Year		
5.50%, 11/1/23	77,014,502	76,802,570
6.00%, 7/1/25	18,937,057	19,255,466
6.50%, 7/1/21-10/1/26	51,515,846	52,710,174
Freddie Mac Gold, 30 Year		
6.50%, 5/1/17-12/1/32	46,292,842	47,618,752
7.00%, 4/1/31	23,992,436	24,955,345
7.90%, 2/17/21	2,883,956	3,029,599
Freddie Mac Gold, Hybrid ARM		
4.149%, 1/1/35	17,057,204	16,840,177
4.16%, 3/1/35	12,548,731	12,219,700
4.311%, 8/1/34	14,825,298	14,680,439
4.407%, 9/1/35	33,815,820	33,113,315
4.519%, 4/1/35	9,699,200	9,617,822
4.585%, 4/1/36	41,202,629	40,597,776
4.687%, 8/1/35	18,332,489	18,050,122
4.734%, 8/1/35	21,026,398	20,873,746
4.867%, 10/1/35	25,014,530	24,974,935
4.884%, 1/1/36	24,737,941	24,691,816
5.137%, 1/1/36	73,375,950	73,390,199
Ginnie Mae, 15 Year		
7.00%, 4/15/09	415,518	419,277
Ginnie Mae, 30 Year		
7.00%, 5/15/28	2,230,794	2,332,158
7.50%, 9/15/17-5/15/25	7,565,114	7,875,688
7.80%, 6/15/20-1/15/21	2,042,429	2,145,254
		5,285,584,083
PRIVATE LABEL CMO & REMIC SECURITIES: 0.1%		
GSMPS Mortgage Loan Trust		
8.50%, 6/25/34[b]	14,200,006	15,050,024
		5,666,039,631

ASSET-BACKED SECURITIES: 2.3%

	PAR VALUE	VALUE
STUDENT LOAN: 2.3%		
SLM Student Loan Trust		
Series 2007-2 A2, 5.346%, 7/25/17	162,000,000	161,993,212
Series 2006-7 A2, 5.35%, 10/25/16	45,107,000	45,104,921
Series 2006-8 A2, 5.36%, 10/25/16	35,000,000	34,990,795
Series 2007-1 A1, 5.33%, 4/25/12	34,525,000	34,536,003
Series 2005-10 A2, 5.37%, 4/27/15	20,475,430	20,474,816
Series 2006-5 A1, 5.33%, 7/25/13	15,882,304	15,882,447
		312,982,194

PAGE 5 • DODGE & COX INCOME FUND

PORTFOLIO OF INVESTMENTS (unaudited) March 31, 2007

FIXED INCOME SECURITIES (continued)

	PAR VALUE	VALUE
CORPORATE: 30.1%		
FINANCIALS: 7.5%		
Bank of America		
5.30%, 3/15/17	$ 90,000,000	$ 88,517,610
BankAmerica Capital II[a]		
8.00%, 12/15/26 (callable)	14,550,000	15,166,615
BankAmerica Capital VI[a]		
5.625%, 3/8/35	21,450,000	19,928,165
BankAmerica Capital XI[a]		
6.625%, 5/23/36	43,360,000	45,880,864
Boston Properties, Inc.		
6.25%, 1/15/13	50,436,000	52,943,577
5.625%, 4/15/15	34,560,000	35,050,718
5.00%, 6/1/15	15,309,000	14,891,141
CIGNA Corp.		
7.00%, 1/15/11	13,665,000	14,439,327
6.375%, 10/15/11	28,755,000	30,064,100
7.65%, 3/1/23	3,597,000	4,077,286
7.875%, 5/15/27	27,840,000	33,043,407
8.30%, 1/15/33	7,375,000	9,046,883
6.15%, 11/15/36	38,000,000	37,657,392
HSBC Holdings PLC		
6.50%, 5/2/36	41,875,000	44,258,064
JPMorgan Chase (Bank One) Capital III[a]		
8.75%, 9/1/30	26,355,000	34,552,380
JPMorgan Chase Capital XV[a]		
5.875%, 3/15/35	14,625,000	13,957,778
JPMorgan Chase Capital XVII[a]		
5.85%, 8/1/35	22,090,000	20,862,702
Kaupthing Bank		
7.125%, 5/19/16[b]	90,105,000	97,468,921
Safeco Corp.		
4.875%, 2/1/10	15,150,000	15,058,509
7.25%, 9/1/12	18,122,000	19,818,763
The Travelers Companies, Inc.		
8.125%, 4/15/10 (St. Paul)	21,575,000	23,492,845
5.00%, 3/15/13 (Travelers)	17,118,000	16,839,952
5.50%, 12/1/15	14,067,000	14,116,657
6.25%, 6/20/16	44,360,000	46,584,743
Unum Group		
7.625%, 3/1/11	20,894,000	22,405,368
6.85%, 11/15/15[b] (Unum Finance PLC)	21,150,000	22,054,966
7.19%, 2/1/28 (Unum)	11,640,000	11,476,609
7.25%, 3/15/28 (Provident Companies)	24,155,000	25,244,850
6.75%, 12/15/28 (Unum)	13,005,000	12,914,004
7.375%, 6/15/32	29,735,000	31,700,067
WellPoint, Inc.		
6.375%, 1/15/12	7,662,000	8,024,803
5.00%, 12/15/14	15,610,000	15,147,460
5.25%, 1/15/16	101,170,000	99,349,345
		996,035,871

	PAR VALUE	VALUE
INDUSTRIALS: 19.9%		
AT&T Corp.		
8.00%, 11/15/31	$158,180,000	$195,476,788
Comcast Corp.		
5.30%, 1/15/14	75,040,000	74,026,735
5.85%, 11/15/15	24,960,000	25,346,006
5.90%, 3/15/16	33,925,000	34,512,954
6.50%, 1/15/17	41,870,000	44,189,640
5.875%, 2/15/18	11,660,000	11,691,517
Cox Communications, Inc.		
5.45%, 12/15/14	104,995,000	103,717,421
5.875%, 12/1/16[b]	50,015,000	50,395,214
Dillard's, Inc.		
6.625%, 11/15/08	4,985,000	5,028,619
7.13%, 8/1/18	24,015,000	23,624,756
7.75%, 7/15/26	21,666,000	21,341,010
7.75%, 5/15/27	12,803,000	12,626,959
7.00%, 12/1/28	28,825,000	26,230,750
Dow Chemical Co.		
4.027%, 9/30/09[b]	54,087,000	52,234,466
6.00%, 10/1/12	9,875,000	10,181,639
7.375%, 11/1/29	29,739,000	33,098,258
Federated Department Stores, Inc. (May Department Stores Co.)		
7.625%, 8/15/13	7,155,000	7,812,022
7.00%, 2/15/28	29,325,000	29,773,526
6.70%, 9/15/28	20,550,000	20,092,290
6.90%, 4/1/29	10,450,000	10,556,339
6.90%, 1/15/32	17,065,000	17,143,362
6.70%, 7/15/34	15,485,000	15,272,979
Ford Motor Credit Co.		
5.80%, 1/12/09	30,250,000	29,673,647
7.375%, 10/28/09	10,100,000	10,081,436
7.375%, 2/1/11	101,020,000	99,356,504
7.25%, 10/25/11	220,905,000	214,698,232
General Electric Co.		
5.00%, 2/1/13	34,994,000	34,728,955
GMAC, LLC		
6.875%, 9/15/11	290,675,000	290,956,664
HCA, Inc.		
8.75%, 9/1/10	54,920,000	57,597,350
7.875%, 2/1/11	34,025,000	34,662,969
6.25%, 2/15/13	39,655,000	36,036,481
6.75%, 7/15/13	29,463,000	27,179,617
5.75%, 3/15/14	28,700,000	24,502,625
6.50%, 2/15/16	19,690,000	16,761,112
Hess Corp. (Amerada Hess)		
7.875%, 10/1/29	6,685,000	7,711,208
Hewlett-Packard Co.		
5.50%, 7/1/07	36,220,000	36,216,813
Lafarge SA		
6.50%, 7/15/16	34,300,000	35,875,365
Liberty Media Corp.		
8.50%, 7/15/29	26,085,000	26,682,999
4.00%, 11/15/29 (exchangeable)	25,675,000	16,977,594
8.25%, 2/1/30	63,310,000	63,291,577
3.75%, 2/15/30 (exchangeable)	44,370,000	27,398,475

DODGE & COX INCOME FUND • PAGE 6

PORTFOLIO OF INVESTMENTS (unaudited) March 31, 2007

FIXED INCOME SECURITIES (continued)

	PAR VALUE	VALUE
Lockheed Martin Corp.		
7.65%, 5/1/16	$ 15,025,000	$ 17,419,083
6.15%, 9/1/36	16,684,000	17,309,633
Raytheon Co.		
6.75%, 8/15/07	6,756,000	6,784,909
6.55%, 3/15/10	10,150,000	10,593,048
7.20%, 8/15/27	4,905,000	5,679,289
Time Warner, Inc. (AOL Time Warner)		
7.625%, 4/15/31	146,758,000	164,930,016
7.70%, 5/1/32	111,134,000	125,997,061
Wyeth		
5.50%, 2/1/14	110,715,000	111,389,365
5.50%, 2/15/16	15,000,000	15,030,180
5.45%, 4/1/17	47,445,000	47,191,501
Xerox Corp.		
9.75%, 1/15/09	29,000,000	31,100,673
7.125%, 6/15/10	77,900,000	81,833,327
6.875%, 8/15/11	52,625,000	55,383,602
6.40%, 3/15/16	22,810,000	23,460,655
7.20%, 4/1/16	17,996,000	18,968,666
		2,647,833,881
TRANSPORTATION: 2.7%		
Burlington Northern Santa Fe Railway		
4.30%, 7/1/13	7,883,000	7,417,998
4.875%, 1/15/15	7,835,000	7,385,702
7.57%, 1/2/21	11,422,002	12,683,905
8.251%, 1/15/21	1,597,461	1,858,102
5.72%, 1/15/24	31,336,774	31,571,245
5.629%, 4/1/24	47,000,000	47,260,032
5.342%, 4/1/24	11,075,000	10,900,408
CSX Transportation, Inc.		
9.75%, 6/15/20	10,272,000	13,579,687
FedEx Corp.		
6.72%, 1/15/22	7,667,894	8,256,558
Norfolk Southern Corp.		
7.70%, 5/15/17	29,475,000	32,848,355
9.75%, 6/15/20	14,188,000	19,067,182
Union Pacific Corp.		
6.50%, 4/15/12	12,337,000	12,932,359
5.375%, 5/1/14	22,886,000	22,726,507
4.875%, 1/15/15	10,764,000	10,127,449
6.85%, 1/2/19	7,497,817	8,056,854
6.70%, 2/23/19	11,244,128	11,978,257
7.60%, 1/2/20	1,702,509	1,904,921
6.061%, 1/17/23	17,047,094	17,746,707
4.698%, 1/2/24	6,136,039	5,853,720
5.082%, 1/2/29	10,998,450	10,562,090
5.866%, 7/2/30	61,210,000	63,375,610
		358,093,648
		4,001,963,400
TOTAL FIXED INCOME SECURITIES (Cost $12,853,843,755)		**12,926,524,746**

SHORT-TERM INVESTMENTS: 2.0%

	PAR VALUE	VALUE
SSgA Prime Money Market Fund	$ 13,161,440	$ 13,161,440
State Street Repurchase Agreement 4.95%, 4/2/07, maturity value $223,602,198 (collateralized by U.S. Treasury Securities, value $227,981,607, 5.25% - 7.625%, 2/15/25 - 2/15/29)	223,510,000	223,510,000
U.S. Treasury Bills 4/26/07	30,000,000	29,894,271
TOTAL SHORT-TERM INVESTMENTS (Cost $266,565,711)		**266,565,711**
TOTAL INVESTMENTS (Cost $13,120,409,466)	99.1%	**13,193,090,457**
OTHER ASSETS LESS LIABILITIES	0.9%	116,145,328
TOTAL NET ASSETS	**100.0%**	**$13,309,235,785**

(a) Cumulative preferred security

(b) Security exempt from registration under Rule 144A of the Securities Act of 1933. The security may be resold in transactions exempt from registration, normally to qualified institutional buyers. As of March 31, 2007, all such securities in total represented $237,203,591 or 1.8% of total net assets.

When two issuers are identified, the first name refers to the acquirer/successor obligor or guarantor, and the second name (within the parentheses) refers to the original issuer of the instruments.

ARM: Adjustable Rate Mortgage
CMO: Collateralized Mortgage Obligation
REMIC: Real Estate Mortgage Investment Conduit

PAGE 7 • DODGE & COX INCOME FUND

NOTES TO PORTFOLIO OF INVESTMENTS (unaudited)

Security valuation. The Fund’s net assets are valued as of the close of trading on the New York Stock Exchange (NYSE), generally 4:00 p.m. Eastern Time, each day that the NYSE is open for business. Fixed income securities with original maturities of one year or more are priced on the basis of valuations furnished by pricing services which utilize both dealer-supplied valuations and electronic data processing techniques. Under certain circumstances, fixed income securities that are not valued by pricing services are temporarily valued by the investment manager utilizing both dealer-supplied valuations and electronic data processing techniques. Valuations of fixed income securities take into account appropriate factors such as institutional-size trading markets in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data and do not rely exclusively upon exchange or over-the-counter listed prices. Security values are not discounted based on the size of the Fund’s position. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or at the direction of the Board of Trustees. Short-term securities are valued at amortized cost which approximates current value. All securities held by the Fund are denominated in U.S. dollars.

Security transactions. Security transactions are recorded on the trade date.

Income tax matters. At March 31, 2007, the cost of investments for federal income tax purposes was equal to the cost for financial reporting purposes. Net unrealized appreciation aggregated $72,680,991, of which $150,883,048 represented appreciated securities and $78,202,057 represented depreciated securities.

Other. For more information regarding the Fund and its holdings, please see the Fund’s most recent prospectus and annual report.

DODGE & COX INCOME FUND PAGE 8

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PAGE 9 DODGE & COX INCOME FUND

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DODGE & COX INCOME FUND PAGE 10

OFFICERS AND TRUSTEES

John A. Gunn, Chairman & Trustee

Chairman & Chief Executive Officer, Dodge & Cox

Kenneth E. Olivier, President & Trustee

President, Dodge & Cox

Dana M. Emery, Vice President & Trustee

Executive Vice President, Dodge & Cox

William F. Ausfahl, Trustee

Former Chief Financial Officer and member of Board of Directors, The Clorox Company

L. Dale Crandall, Trustee

Former President, Kaiser Foundation Health Plan and Hospitals

Thomas A. Larsen, Trustee

Director, Howard, Rice, Nemerovski, Canady, Falk & Rabkin

John B. Taylor, Trustee

Professor of Economics, Stanford University; Senior Fellow, Hoover Institute and former Under Secretary for International Affairs, United States Treasury

Will C. Wood, Trustee

Principal, Kentwood Associates, Financial Advisers

Katherine Herrick Drake, Vice President

Vice President, Dodge & Cox

Diana S. Strandberg, Vice President

Vice President, Dodge & Cox

John M. Loll, Assistant Treasurer & Assistant Secretary

Vice President & Treasurer, Dodge & Cox

David H. Longhurst, Treasurer

Assistant Treasurer, Dodge & Cox

Thomas M. Mistele, Secretary

Chief Operating Officer, Secretary & General Counsel, Dodge & Cox

Marcia P. Venegas, Chief Compliance Officer

Chief Compliance Officer, Dodge & Cox

PAGE 11 DODGE & COX INCOME FUND